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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              Dated: March 19, 2009

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


                   Suite 3300 - 550 Burrard Street, Vancouver,
                            British Columbia V6C 0B3
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [_]     Form 40-F  [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).[_]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[_]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [_]         No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):  82-_____

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


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                TECK COMINCO LIMITED
                                                (Registrant)



Date:    March 19, 2009                         By: /s/ KAREN L. DUNFEE
                                                    -----------------------
                                                    Karen L. Dunfee
                                                    Corporate Secretary

                              TECK COMINCO LIMITED
                        Suite 3300 - 550 Burrard Street
                                 Vancouver, BC
                                    V6C 0B3

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

         TAKE NOTICE that the Annual and Special Meeting (the "Meeting") of the shareholders of TECK COMINCO LIMITED (the "Corporation") will be held in Waterfront Ballroom C, Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Wednesday, the 22nd day of April, 2009, at 11:00 a.m. Pacific Daylight Time, to:

         (a) receive the Annual Report of the Corporation containing the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2008 and the report of the Auditor thereon;

         (b)      elect 14 directors;

         (c) appoint the Auditor and authorize the directors to fix the Auditor's remuneration;

         (d) consider and, if deemed appropriate, to approve a special resolution authorizing an amendment to the Articles of the Corporation to (i) delete in their entirety, the authorized but unissued Preferred Shares Series 1 and the authorized but unissued Preferred Shares Series 2 in the capital of the Corporation and (ii) change the Corporation's name to Teck Resources Limited/Ressources Teck Limitee; and

         (e) transact such other business as may properly come before the Meeting or any adjournment thereof.

NOTES:

1. For those shareholders who requested it, a copy of the Annual Report accompanies this Notice of Meeting.

2. A Management Proxy Circular and form of proxy accompanies this Notice of Meeting.

         Registered shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy. A proxy will not be valid unless it is deposited at the offices of CIBC Mellon Trust Company,
Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario at least 48 hours before the Meeting.

3. As provided in the CANADA BUSINESS CORPORATIONS ACT, the directors have fixed a Record Date of March 2, 2009. Accordingly, shareholders registered on the books of the Corporation at the close of business on March 2, 2009 are entitled to notice of the Meeting and to vote at the Meeting.

4. If you are a non-registered shareholder and receive these materials through your broker or other intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

         DATED this 2nd day of March, 2009.

                                              By order of the Board of Directors

                                              "KAREN L. DUNFEE"

                                              Karen L. Dunfee
                                              Corporate Secretary

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                                                                           TECK

                           MANAGEMENT PROXY CIRCULAR

                               TABLE OF CONTENTS


   SOLICITATION OF PROXIES.................................................- 1 -
   VOTING OF SHARES........................................................- 2 -
   REGISTERED SHAREHOLDERS.................................................- 2 -
   NON-REGISTERED SHAREHOLDERS.............................................- 2 -
      OBJECTING BENEFICIAL OWNERS..........................................- 2 -
      NON-OBJECTING BENEFICIAL OWNERS......................................- 3 -
   VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES....................- 3 -
   SUBORDINATE VOTING SHAREHOLDER PROTECTION...............................- 4 -
   RECORD DATE.............................................................- 4 -
PARTICULARS OF MATTERS TO BE ACTED ON......................................- 5 -
   ELECTION OF DIRECTORS...................................................- 5 -
   APPOINTMENT OF AUDITOR.................................................- 11 -
      AUDITOR'S FEES......................................................- 11 -
AMENDMENT OF ARTICLES.....................................................- 11 -
REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE...............- 12 -
      INDEPENDENCE DETERMINATION..........................................- 12 -
      CHANGES TO MEMBERSHIP IN 2008.......................................- 12 -
      KEY ACTIVITIES IN 2008..............................................- 12 -
      CORPORATE GOVERNANCE PRACTICES......................................- 13 -
      SUCCESSION AND NOMINATION OF NEW DIRECTORS..........................- 13 -
      ETHICAL BUSINESS CONDUCT............................................- 13 -
REPORT OF THE AUDIT COMMITTEE.............................................- 14 -
      FINANCIAL REPORTING.................................................- 14 -
      WITH RESPECT TO THE EXTERNAL AUDITOR................................- 15 -
      WITH RESPECT TO THE INTERNAL AUDITOR................................- 15 -
      FINANCIAL CONTROLS PROGRAM..........................................- 16 -
      CHARTER AND KEY PRACTICES...........................................- 16 -
STATEMENT OF EXECUTIVE COMPENSATION.......................................- 17 -
   COMPENSATION COMMITTEE.................................................- 17 -
   COMPENSATION DISCUSSION AND ANALYSIS...................................- 17 -
   OBJECTIVES OF EXECUTIVE COMPENSATION...................................- 17 -
   STRUCTURE OF EXECUTIVE COMPENSATION....................................- 18 -
   BASE SALARY............................................................- 19 -
   ANNUAL INCENTIVE BONUS.................................................- 20 -
   LONG TERM INCENTIVES...................................................- 22 -
   PENSIONS...............................................................- 23 -
   BENEFITS...............................................................- 23 -
   TERMINATION AND CHANGE OF CONTROL BENEFITS.............................- 23 -
===============================================================================

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   SUMMARY COMPENSATION TABLE - NEOS......................................- 24 -
   INCENTIVE PLAN AWARDS..................................................- 25 -
   INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR.........- 26 -
   STOCK OPTION PLANS.....................................................- 27 -
   SHARE UNIT PLANS.......................................................- 28 -
   PENSIONS...............................................................- 29 -
      DEFINED BENEFITS PENSION............................................- 29 -
   DEFINED CONTRIBUTION PENSION...........................................- 30 -
   TERMINATION AND CHANGE IN CONTROL......................................- 31 -
SHARE PERFORMANCE GRAPH...................................................- 31 -
COMPENSATION OF DIRECTORS.................................................- 32 -
   SUMMARY COMPENSATION TABLE - DIRECTORS.................................- 33 -
   OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS.................- 33 -
   INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR.........- 34 -
   MANDATORY SHAREHOLDING POLICY FOR DIRECTORS............................- 35 -
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS........- 35 -
INSURANCE.................................................................- 36 -
SHAREHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING.........................- 36 -
ADDITIONAL INFORMATION....................................................- 37 -
BOARD OF DIRECTORS' APPROVAL..............................................- 37 -
SCHEDULE A...................................................................A-1
SCHEDULE B...................................................................B-1
SCHEDULE C...................................................................C-1




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

SOLICITATION OF PROXIES

         THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TECK COMINCO LIMITED (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING") TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING AND AT ANY ADJOURNMENT(S) THEREOF. Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by directors, officers and employees of the Corporation without special compensation. The cost of solicitation by Management will be borne by the Corporation. The information contained herein is given as of March 2, 2009, unless otherwise stated.

         The persons named in the accompanying form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the form of proxy and striking out the names of the other persons named in the form of proxy or by completing another form of proxy, and in either case delivering the completed form of proxy to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario, or to the Corporate Secretary of the Corporation at the Corporation's registered office located at Suite 3300 - 550 Burrard Street, Vancouver, B.C. V6C 0B3 at least 48 hours before the Meeting.

         A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by such shareholder's attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time the proxy is used, or in any other manner permitted by law.

         The shares represented by the persons named in the accompanying form of proxy will be voted for or against or withheld from voting on any ballot that may be called for in accordance with the directions contained therein. If the shareholder specifies a choice on the form of proxy, the shares represented by the persons named in the accompanying form of proxy will be voted accordingly. IN THE ABSENCE OF ANY SUCH DIRECTION, SUCH SHARES WILL BE VOTED:
(I) FOR THE ELECTION OF DIRECTORS; (II) FOR THE APPOINTMENT OF THE AUDITOR AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION; (III) FOR THE SPECIAL RESOLUTION (A) TO DELETE IN THEIR ENTIRETY THE AUTHORIZED AND UNISSUED PREFERRED SHARES SERIES 1 AND THE AUTHORIZED AND UNISSUED PREFERRED SHARES SERIES 2 IN THE CAPITAL OF THE CORPORATION AND (B) TO CHANGE THE NAME OF THE CORPORATION TO TECK RESOURCES LIMITED/RESSOURCES TECK LIMITEE. A simple majority of the votes cast at the Meeting is required to pass the resolutions in respect of the election of directors and the appointment of the Auditor and to authorize the directors to fix the Auditor's remuneration proposed to be voted on at the Meeting. A majority of not less than two-thirds of the votes cast at the Meeting is required to pass the resolution in respect of changing the Corporation's name and to delete in their entirety the authorized but unissued Preferred Shares Series 1 and the authorized but unissued Preferred Shares Series 2 in the capital of the Corporation proposed to be voted on at the Meeting. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. The management of the Corporation ("Management") knows of no such amendments or variations, or of any matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING OF SHARES

REGISTERED SHAREHOLDERS

         If you are a registered shareholder you may vote your shares by one of two methods. You may vote in person at the Meeting or by proxy as explained below. If your shares are held in the name of an intermediary, please see below under the heading, "Non-Registered Shareholders".

         If you are a registered shareholder and plan to attend the Meeting and vote your shares in person you do not need to complete and return the form of proxy. Your vote will be recorded and counted at the Meeting. Please register with a representative of CIBC Mellon Trust Company ("CIBC Mellon"), the transfer agent, upon arrival at the Meeting.

         If you are a registered shareholder and are unable to attend the Meeting in person, you may vote by proxy by completing, dating and signing the enclosed form of proxy and sending it by mail or delivery in the enclosed envelope to the Corporate Secretary of the Corporation c/o CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario, or to the Corporate Secretary of the Corporation at the Corporation's registered office located at Suite 3300 - 550 Burrard Street, Vancouver, B.C. V6C 0B3. You may also fax your completed proxy to 1-866-781-3111 or 416-368-2502 or vote by internet AT WWW.EXPROXYVOTING.COM/TECK and following the instructions on the enclosed proxy form. PLEASE NOTE THAT IN ORDER FOR YOUR VOTE TO BE RECORDED, YOUR PROXY MUST BE RECEIVED BY CIBC MELLON OR THE CORPORATE SECRETARY AT LEAST 48 HOURS BEFORE THE MEETING.

NON-REGISTERED SHAREHOLDERS

         In the Notice of Meeting, this Management Proxy Circular and the form of proxy provided, all references to shareholders are to registered shareholders. In many cases, shares beneficially owned by a shareholder are registered either in the name of an intermediary that the non-registered shareholder deals with in respect of the shares or in the name of a clearing agency such as CDS Clearing and Depository Securities Inc. of which the intermediary of the non-registered shareholder is a participant.

         There are two kinds of beneficial owners: those who object to their names being made known to the Corporation, referred to as objecting beneficial owners ("OBOs") and those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners ("NOBOs"). The meeting materials are being sent to both OBOs and NOBOs. In accordance with new Canadian legal requirements, the Corporation has decided this year to distribute copies of the Notice of Meeting, Management Proxy Circular, the enclosed form of proxy and the Corporation's 2008 Annual Report to NOBOs directly. Their names and addresses and information about their holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on their behalf. By choosing to send the meeting materials to NOBOs directly, the Corporation has assumed responsibility for delivering these materials to them and executing their proper voting instructions. The meeting materials for OBOs will continue to be distributed through clearing houses and intermediaries, who often use a service company such as Broadridge Financial Solutions to forward meeting materials to non-registered shareholders.

OBJECTING BENEFICIAL OWNERS

         Intermediaries are required to forward meeting materials to OBOs unless an OBO has waived the right to receive them. Generally, OBOs who have not waived the right to receive meeting materials will either be given a proxy which has already been signed by the intermediary and is restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed or, more typically, be given a voting instruction form ("VIF") which must be completed and signed by the OBO in accordance with the directions on the VIF.

NON-OBJECTING BENEFICIAL OWNERS

         The meeting materials with a form of proxy will be forwarded to NOBOs by the Corporation's transfer agent, CIBC Mellon. These proxies are to be completed and returned to CIBC Mellon in the envelope provided or by facsimile. CIBC Mellon will tabulate the results of the proxies received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the proxies they receive. The purpose of these procedures is to permit non-registered shareholders to direct the voting of the shares they beneficially own.

         Should a non-registered shareholder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered shareholder should strike out the names of the persons named in the proxy and insert the non-registered shareholder's (or such other person's) name in the blank space provided, or in the case of a VIF, follow the instructions on the form. By doing so the non-registered shareholder is instructing the intermediary to appoint them or their designee as proxyholder.

         IN ANY EVENT, NON-REGISTERED SHAREHOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES AND THEIR SERVICE COMPANIES OR CIBC MELLON, AS THE CASE MAY BE.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

         The Corporation is authorized to issue an unlimited number of Class A common shares, Class B subordinate voting shares and preference shares. At March 2, 2009, there were outstanding 9,353,470 Class A common shares, each carrying the right to 100 votes per share, and 477,513,286 Class B subordinate voting shares, each carrying the right to one vote per share. The Class B subordinate voting shares carry 33.80% of the aggregate voting rights attached to the Class A common and Class B subordinate voting shares. At March 2, 2009, no preference shares were outstanding.

         With the exception of the shareholders mentioned below, the directors and officers of the Corporation do not know of any person or company beneficially owning or exercising direction or control, directly or indirectly, over shares carrying more than 10% of the votes attached to any class of voting securities of the Corporation.

         Temagami Mining Company Limited ("Temagami") has informed the Corporation that as at March 2, 2009, it beneficially owned or exercised direction or control, directly or indirectly, over 4,300,000 Class A common shares (representing 45.97% of the Class A common shares outstanding) and 860,000 Class B subordinate voting shares (representing 0.18% of the Class B subordinate voting shares outstanding) of the Corporation, which shares represent 30.50% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares. Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami, and SMM Resources Incorporated ("SMM"), a wholly owned subsidiary of Sumitomo Metal Mining Co. Ltd., beneficially owns 49% of the outstanding shares of Temagami.

         In addition to the foregoing, SMM has informed the Corporation that as at March 2, 2009, it beneficially owned and exercised direction or control, directly or indirectly, over 1,469,000 Class A common shares and 295,800 Class B subordinate voting shares of the Corporation. Accordingly, SMM exercises voting rights representing 10.49% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

         As of March 2, 2009, Caisse de depot et placement du Quebec held 1,587,600 Class A common shares which represents 16.87% of the Class A common shares. Those shares, together with 180,474 Class B subordinate voting shares (representing 0.04% of the Class B subordinate voting shares outstanding) held by it, represent 11.25% of the total votes attached to the combined outstanding Class A common shares and Class B subordinate voting shares of the Corporation.

SUBORDINATE VOTING SHAREHOLDER PROTECTION

         The attributes of the Class B subordinate voting shares contain so-called "Coattail Provisions" which provide that in the event an offer (an "Exclusionary Offer") to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share. The Class B subordinate voting shares will not be convertible in the event an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer).

         If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the Coattail Provisions will not be applicable.

         The above is a summary only. Reference should be made to the full text of the Coattail Provisions contained in the articles of the Corporation, a copy of which may be obtained on SEDAR at www.sedar.com or by writing to the Corporate Secretary of the Corporation.

RECORD DATE

         Each holder of issued and outstanding Class A common shares or Class B subordinate voting shares of record at the time of the close of business on March 2, 2009, (the "Record Date") will be given notice of the Meeting and will be entitled to vote at the Meeting, by proxy or in person, the number of shares held by such holder on the Record Date.

                     PARTICULARS OF MATTERS TO BE ACTED ON

ELECTION OF DIRECTORS

         Directors are elected annually and the Board of Directors of the Corporation (the "Board of Directors" or the "Board") has determined that the number of directors to be elected is 14. Unless authority to vote is withheld, the shares represented by the proxies hereby solicited will be voted by the persons named therein FOR the election of the nominees whose names are set forth below. Of the 14 nominees, all but Mr. Jack Cockwell are presently members of the Board of Directors and the dates on which they were first elected or appointed are indicated below. Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote FOR another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder's shares are to be withheld from voting on the election of directors.

         Each of the following persons is nominated to hold office as a director until the next Annual Meeting or until his or her successor is duly elected or appointed.

======================================= ============== ==============================================================
MAYANK M. ASHAR                         Independent    Mayank M. Ashar was  appointed  to the Board of Teck  Cominco
Director Since:  2007                   (9)            Limited in November  2007. He is a graduate of the University
Shareholdings:                                         of  Toronto.  Mr.  Ashar is  presently  the  Chief  Operating
15,000 Class B Subordinate Voting       [GRAPHIC       Officer  of  Irving  Oil  Limited.  From  2007 to 2008 he was
 4,114 Deferred Share Units             OMITTED]       Executive  Vice  President of Suncor  Energy and from 2003 to
(6), (7)                                               2007 he was  Executive  Vice  President of Suncor Energy USA.
                                                       Mr. Ashar is a director of Operation Eyesight, a charity that
                                                       works  towards   treatment  and  prevention   initiatives  in
                                                       developing  regions of the  world,  and the Vice Chair of the
                                                       World Petroleum  Congress,  Canadian Chapter.  Mr. Ashar is a
                                                       resident of Saint John, New Brunswick, Canada and is 54.

======================================= ============== ==============================================================
J. BRIAN AUNE                           Independent    J.  Brian  Aune  joined  the  Board  of Teck  Corporation  in
Director Since: 1995                    (9)            February  1995 and was a member of the Board of Cominco  Ltd.
Shareholdings:                                         from 1997 to the date of the merger.  Mr.  Aune,  a chartered
61,000 Class B Subordinate Voting       [GRAPHIC       accountant, joined Nesbitt Thomson Inc. in 1966 and served as
18,457 Deferred Share Units             OMITTED]       Chairman and Chief Executive Officer from 1980 to 1990. He is
(1), (3), (4)                                          President  of  Alderprise  Inc. and was Chairman of St. James
                                                       Financial  Corporation  from  1990 to  September  2005  (both private investment  companies).  He is a director of a number
                                                       of  Canadian  public  and  private   corporations   including
                                                       Constellation  Software Inc. and Power Financial Corporation.
                                                       Mr. Aune is a resident of Magog, Quebec, Canada and is 69.
======================================= ============== ==============================================================

======================================= ============== ==============================================================
JALYNN H. BENNETT (13)                  Independent    Jalynn H. Bennett joined the Board of Teck Cominco Limited in
C.M.                                    (9)            April  2005.  She is  President  of  Jalynn  H.  Bennett  and
Director Since:  2005                                  Associates Ltd., a consulting firm  specializing in strategic
Shareholdings:                          [GRAPHIC       planning and  organizational  development  in both the public
  2,329 Class B Subordinate Voting      OMITTED]       and  private  sectors.  She holds a degree,  specializing  in
16,580 Deferred Share Units                            economics,  from the  University of Toronto.  Ms.  Bennett is
(2), (4), (5)                                          currently  a  director  of  the  Canadian  Imperial  Bank  of
                                                       Commerce,    Nortel   Networks   Limited,   Nortel   Networks
                                                       Corporation,  and Cadillac Fairview  Corporation Limited. She
                                                       is also a director of The Hospital for Sick Kids  Foundation;
                                                       a Member of the  Lawrence  National  Centre  for  Policy  and
                                                       Management,  Richard Ivey School of Business,  The University
                                                       of Western  Ontario;  and a Member of the  Canada  Millennium
                                                       Scholarship  Foundation.  She is a past  Commissioner  of the
                                                       Ontario Securities Commission and was a member of the Toronto
                                                       Stock  Exchange,  Canadian  Stock  Exchange  and the Canadian
                                                       Institute  of  Chartered   Accountants'  Joint  Committee  on
                                                       Corporate Governance (the Saucier Committee).  Ms. Bennett is
                                                       a resident of Toronto, Ontario, Canada and is 66.

======================================= ============== ==============================================================
HUGH J. BOLTON                          Independent    Hugh J. Bolton  joined the Board of Cominco  Ltd. in 1998 and
F.C.A.                                  (9)            the Board of Teck  Cominco in 2001.  He is a graduate  of the
Director Since:  2001                                  University  of  Alberta  (B.A.  Economics).  Mr.  Bolton  was
Shareholdings:                          [GRAPHIC       managing  partner  of  Coopers & Lybrand  Canada  (accounting
12,000 Class B Subordinate Voting       OMITTED]       firm)  from 1984 to 1990 and  Chairman  and  Chief  Executive
18,457 Deferred Share Units                            Officer from 1991 to 1998. He is presently  Chairman of Epcor
(2), (5)                                               Utilities Inc.,  Chairman of Matrikon Inc., a director of the
                                                       Toronto  Dominion  Bank,  WestJet  Airlines  Ltd.,   Canadian
                                                       National  Railway  Company  and the Shock  Trauma  Air Rescue
                                                       Society  (STARS).  Mr.  Bolton  is a  resident  of  Edmonton,
                                                       Alberta, Canada and is 69.

======================================= ============== ==============================================================
JACK L. COCKWELL                        Independent    Jack L.  Cockwell  is standing  for  election to the Board of
New Nominee                             (9)            Teck Cominco  Limited for the first time. He is a graduate of the  University of Cape Town (M.Com).  Mr.  Cockwell is Group
                                        [GRAPHIC       Chairman  of  Brookfield   Asset   Management   Inc.   (asset
                                        OMITTED]       management   company)   and  has  served  as  a  director  of
                                                       Brookfield  since  September  1979.  As Group  Chairman,  Mr.
                                                       Cockwell represents  Brookfield as a director on the Board of
                                                       Brookfield Properties Corporation and other subsidiaries.  He is also a  director  of  Astral  Media  Inc.  and  Waterfront
                                                       Toronto,  and a  governor  of the Royal  Ontario  Museum  and
                                                       Ryerson  University.  Mr.  Cockwell is a resident of Toronto,
                                                       Ontario, Canada and is 68.

======================================= ============== ==============================================================
NORMAN B. KEEVIL                        Not            Norman B. Keevil joined the Board of Teck Corporation in 1963
Director Since:  1963                   Independent    and was a member of the Board of  Cominco  Ltd.  from 1986 to
Shareholdings:                          ((8))          the date of the merger. He is a graduate of the University of
418,880 Class A                                        Toronto  (B.A.  Sc.)  and the  University  of  California  at
608,232 Class B Subordinate Voting      [GRAPHIC       Berkeley  (Ph.  D.). He  received  an honorary  LL.D from the
  13,208 Restricted Share Units         OMITTED]       University  of  British  Columbia  in May  1993.  He was Vice
(1)                                                    President  Exploration at Teck Corporation from 1962 to 1968,
                                                       Executive  Vice  President  from 1968 to 1981,  President and
                                                       Chief  Executive  Officer  from  1981  to 2001  and has  been
                                                       Chairman of the Board of Teck  Cominco  since  2001.  He is a lifetime  director of the Mining  Association of Canada.  Dr.
                                                       Keevil was inducted into the Canadian  Mining Hall of Fame in
                                                       January  2004.  Dr.  Keevil is a resident of West  Vancouver,
                                                       B.C., Canada and is 71.
======================================= ============== ==============================================================

======================================= ============== ==============================================================
NORMAN B. KEEVIL III                    Not            Norman B. Keevil III joined the Board of Teck  Corporation in
Director Since:  1997                   Independent    1997. He graduated  from the  University of British  Columbia
Shareholdings:                          ((11))         (B.A. Sc.) with a Mechanical  Engineering  degree. Mr. Keevil
20,000 Class B Subordinate Voting                      recently  stepped down as Vice President of Engineering  with
  8,612 Deferred Share Units            [GRAPHIC       Triton  Logging  Inc.  (underwater   harvesting  company)  of
  4,609 Restricted Share Units          OMITTED]       Victoria,  B.C. in order to start a new  technology  venture.
(4), (6), (7)                                          Prior to joining Triton, he was President and Chief Executive
                                                       Officer of Pyramid  Automation  Ltd.  (manufacturing  process automation  company),  a company he helped found in 1998. Mr.
                                                       Keevil is a resident of Victoria, B.C., Canada and is 45.

======================================= ============== ==============================================================
TAKASHI KURIYAMA                        Independent    Takashi Kuriyama was appointed a director of Teck Cominco
Director Since:  2006                   (9)            Limited in June 2006.  He graduated from Akita University in
Shareholdings:                                         Japan (B.A. Eng.).  Mr. Kuriyama is Executive Vice President
2,000 Class B Subordinate Voting(10)    [GRAPHIC       of Sumitomo Metal Mining America Inc., as well as a director
7,544 Deferred Share Units              OMITTED]       of several other companies which are subsidiaries of Sumitomo
(6), (7)                                               Metal Mining America Inc. (mining and mine development
                                                       company).  Mr.  Kuriyama
                                                       is   a    resident    of
                                                       Vancouver,  B.C., Canada
                                                       and is 58.

======================================= ============== ==============================================================
DONALD R. LINDSAY                       Not            Don  Lindsay  joined Teck  Cominco  Limited as  President  in
Director Since:  2005                   Independent    January  2005,  was appointed a director in February 2005 and
Shareholdings:                          (12)           Chief  Executive  Officer in April 2005.  He is a graduate of
502,056 Class B Subordinate Voting                     Queens University (B.Sc.,  Hons.) and Harvard Business School
163,396 Deferred Share Units            [GRAPHIC       (M.B.A.). Mr. Lindsay was employed by CIBC World Markets Inc.
362,948 Restricted Share Units          OMITTED]       (investment banking) from 1985 to 2004 where he was President
(1)                                                    of CIBC World Markets Inc.,  Head of Investment and Corporate
                                                       Banking and Head of the Asia Pacific Region. Mr. Lindsay is a
                                                       resident of Vancouver, B.C., Canada and is 50.

======================================= ============== ==============================================================
TAKURO MOCHIHARA                        Independent    Takuro  Mochihara  joined  the Board of Teck  Corporation  in
Director Since:  2000                   (9)            2000. He is a graduate of the University of Tokyo, Faculty of
Shareholdings:                                         Law. Mr. Mochihara held managerial  positions with Mitsubishi
2,000 Class B Subordinate Voting(10)    [GRAPHIC       Canada  Ltd.  and  Mitsubishi  Corporation  (general  trading
19,368 Deferred Share Units             OMITTED]       companies)  from 1986 to 2000 when he joined  Sumitomo  Metal
(1), (6)                                               Mining Co. Ltd. (mining and mine  development  company) where he is  currently  a director  and Senior  Managing  Executive
                                                       Officer.  Mr. Mochihara is a resident of Tokyo,  Japan and is
                                                       63.

======================================= ============== ==============================================================
DEREK G. PANNELL                        Independent    Derek G.  Pannell was  appointed  a director of Teck  Cominco
Director Since:  2006                   (9)            Limited in October 2006. He is a graduate of Imperial College
Shareholdings:                                         in London, England (BSc. Eng.) and the Royal School of Mines,
 3,200 Class B Subordinate Voting       [GRAPHIC       London,  England (ARSM).  Mr. Pannell was President and Chief
 7,544  Deferred Share Units            OMITTED]       Operating  Officer  of  Noranda/Falconbridge   from  2001  to
(6), (7)                                               October  2006  and Vice  President,  Operations  of  Compania
                                                       Minera  Antamina  from  1999  -  2001.  He is  presently  the
                                                       Managing  Partner  of  Brookfield  Asset  Management   (asset
                                                       management  company),  Chairman of Brookfield  Infrastructure
                                                       Partners   and  a  director  of   Brookfield   Infrastructure
                                                       Partners,  Agrium Inc. and Major Drilling Group International
                                                       Inc. Mr. Pannell is also a professional  engineer  registered in  Quebec  and  Peru.  He is a  resident  of  Bathurst,  New
                                                       Brunswick, Canada and is 62.
======================================= ============== ==============================================================

======================================= ============== ==============================================================
JANICE G. RENNIE                        Independent    Janice  Rennie  was  elected  to the  Board  of Teck  Cominco
F.C.A.                                  (9)            Limited in April 2007. She is a graduate of the University of
Director Since:  2007                                  Alberta (BComm.) and a Chartered  Accountant.  Ms. Rennie was
Shareholdings:                          [GRAPHIC       Sr.  Vice  President,   Human  Resources  and  Organizational
3,000 Class B Subordinate Voting        OMITTED]       Effectiveness  for Epcor  Utilities  Inc.  from 2004 to 2005.
7,544 Deferred Share Units                             Prior to 2004 she was Principal of Rennie & Associates  which
(2), (3), (5)                                          provided  investment and related advice to small and mid-size companies. She is a director of Matrikon Inc., Methanex Corp.
                                                       and West Fraser  Timber Co. Ltd. Ms.  Rennie is a resident of
                                                       Edmonton, Alberta, Canada and is 51.

======================================= ============== ==============================================================
WARREN S.R. SEYFFERT                    Independent    Warren  S.  R.  Seyffert,  Q.C.  joined  the  Board  of  Teck
Q.C.                                    (9)            Corporation  in 1989 and was a member of the Board of Cominco
Director Since:  1989                                  Ltd. from 2000 to the date of the merger. He is a graduate of
Shareholdings:                          [GRAPHIC       the  University  of  Toronto  Law  School  (LL.B.)  and  York
101,902 Class B Subordinate Voting      OMITTED]       University,  Osgoode Hall (LL.M). He was a partner of the law
  20,919 Deferred Share Units                          firm Lang  Michener  LLP from 1969 to 2001 and  counsel  from
(1), (3), (5), (6)                                     2002 to 2007.  He taught "Law of  Corporate  Management"  for over 12 years at Osgoode Hall Law School. He is a director of various public and private  corporations  including  Allstate
                                                       Insurance Company of Canada, Pembridge Insurance Company, The
                                                       Kensington  Health Centre and St Andrew Goldfields Ltd. He is
                                                       an  Honourary  Trustee  of  the  Royal  Ontario  Museum.  Mr.
                                                       Seyffert is a resident of Toronto, Ontario, Canada and is 68.

======================================= ============== ==============================================================
CHRIS M.T. THOMPSON                     Independent    Chris M. T. Thompson joined the Board of Teck Cominco in June
Director Since:  2003                   (9)            2003.  He is a graduate  of Rhodes  University,  SA (BA Law &
Shareholdings:                                         Economics) and Bradford  University,  UK (MSc).  Mr. Thompson
121,000 Class B Subordinate Voting      [GRAPHIC       was the Chief Executive  Officer and Chairman of the Board of
  13,422 Deferred Share Units           OMITTED]       Gold Fields Ltd.  (precious  metal producer) from 1998 - 2002
    2,486 Restricted Share Units                       and was the  Chairman  of the Board from 1998 until  November
(1), (2), (3), (5), (7)                                2005.  He was  Chairman of the World Gold  Council from April
                                                       2002 until  April  2005 and is  currently  a director  of The
                                                       Water  Company.  Mr.  Thompson  is a resident  of  Englewood,
                                                       Colorado, U.S.A. and is 61.
======================================= ============== ===============================================================

NOTES:

(1)  Member of the Executive Committee of the Board.
(2)  Member of the Audit Committee of the Board.
(3)  Member of the Compensation Committee of the Board.
(4)  Member of the Pension Committee of the Board.
(5)  Member of the Corporate Governance & Nominating Committee of the Board.
(6)  Member of the Safety & Sustainability Committee of the Board.
(7)  Member of the Reserves Committee.
(8) N.B. Keevil is a director of Keevil Holding Corporation and trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation. The holdings of Keevil Holding
     Corporation are reported under the heading "Voting Shares and Principal Holders of Voting Shares" in this Management Proxy Circular. Dr. Keevil retired as Chief Executive Officer of the Corporation in 2001. The Board has determined that, as Chairman of the Board, he is not independent.
(9) Director who is: (a) not a member of management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the director's ability to act with a view to the best interests of the Corporation other than interests and relationships arising solely from holdings in the Corporation, and (b) is not considered to have a direct or indirect material relationship with the Corporation under subsection 1.4 of Multilateral Instrument 52-110.
(10) Messrs. Mochihara and Kuriyama are employees of Sumitomo Metal Mining Co. Ltd. ("Sumitomo") and, as such, are required to hold these shares in trust for Sumitomo.
(11) Family relationship with N.B. Keevil.
(12) Officer of the Corporation.
(13) Ms. Jalynn H. Bennett was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the "Nortel Companies"), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The Ontario Securities Commission ("OSC") issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Ms. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws. The British Columbia Securities Commission ("BCSC") and Quebec Securities Commission ("QSC") also issued similar orders. Ms. Bennett was not subject to the orders issued by the BCSC and the QSC. The OSC lifted its cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter. Ms. Bennett remains a director of the Nortel Companies. On January 14, 2009, Nortel filed for creditor protection in Canada under the Companies' Creditors Arrangement Act.


SHAREHOLDINGS OF  BOARD MEMBERS AS AT MARCH 2, 2009

o    Total number of Class A common shares held by all directors: 418,880
o    Total number of Class A common shares held by all non-executive directors:
     418,880
o    Total number of Class B subordinate  voting shares held by all  directors:
     1,498,629
o Total number of Class B subordinate voting shares held by all non-executive directors: 996,573
o    Total value of Class A common shares held by all directors:  $3,769,920
o    Total value of Class B subordinate  voting  shares held by all  directors:
     $5,919,585
o    Total value of Class A common shares held by all non-executive  directors:
     $3,769,920
o Total value of Class B subordinate voting shares held by all non-executive directors: $3,936,463

     Values are based on the closing price of Class A common shares and Class B subordinate voting shares on the Toronto Stock Exchange on March 2, 2009 ($9.00 and $3.95 respectively).

         The following directors are directors or trustees of other reporting issuers as set out after their names:


J. Brian Aune Constellation Software Inc. and Power Financial Corporation.

Jalynn H. Bennett          Canadian Imperial Bank of Commerce,  Nortel Networks
                           Limited and Nortel Networks Corporation.

Hugh J. Bolton             Epcor   Utilities  Inc.,   Matrikon  Inc.,   Toronto
                           Dominion  Bank,  WestJet  Airlines Ltd. and Canadian
                           National Railway Company.

Jack L. Cockwell           Brookfield   Asset   Management   Inc.,   Brookfield
                           Properties Corporation,  Fraser Papers Inc., Norbord
                           Inc. and Astral Media Inc.

Derek G. Pannell           Agrium Inc. and Major Drilling  Group  International
                           Inc.

Janice G. Rennie           Matrikon Inc., Methanex Corp. and West Fraser Timber
                           Co. Ltd.

Warren S. R. Seyffert      St Andrew Goldfields Ltd.

Chris M. T. Thompson       The Water Company.

----------------------------------------------------------- -------------------------------------------------------------
                    SUMMARY OF BOARD &                                        SUMMARY OF ATTENDANCE BY
               COMMITTEE MEETINGS HELD (1)                                           DIRECTORS
----------------------------------------------------------- -------------------------------------------------------------
                                                            DIRECTOR                       BOARD MEETINGS    COMMITTEE
                                                                                              ATTENDED        MEETINGS
                                                                                                              ATTENDED
                                                            Mayank M. Ashar(2)                18 of 21         8 of 8
                                                            J. Brian Aune                     21 of 21        13 of 13
Board of Directors                                    21    Jalynn H. Bennett                 21 of 21        12 of 12
(a)  Audit Committee                                   8    Hugh J. Bolton(3)                 20 of 21        10 of 12
(b)  Executive Committee                               3    Norman B. Keevil                  19 of 21         3 of 3
(c)  Corporate Governance & Nominating                 2    Norman B. Keevil III(4)           21 of 21        9 of 10
      Committee                                             Takashi Kuriyama(5)               19 of 21         6 of 6
(d)  Compensation Committee                            6    Donald R. Lindsay                 21 of 21         3 of 3
(e)  Pension Committee                                 2    Takuro Mochihara                  18 of 21         6 of 7
(f)  Safety & Sustainability Committee                 4    Derek G. Pannell                  16 of 21         6 of 8
(g)  Reserves Committee                                4    Janice G. Rennie(6)               21 of 21        12 of 12
                                                            Warren S.R. Seyffert(7)           21 of 21        21 of 21
                                                            Keith E. Steeves(8)               20 of 21        12 of 14
                                                            Chris M. T. Thompson((9))         20 of 21        18 of 21

---------------------------------------------------- ------ ------------------------------ ---------------- -------------

NOTES:

(1) The overall attendance was 93.9% at Board meetings and 92.7% at Committee meetings for the year.
(2) Mayank M. Ashar was appointed as a member of the Reserves Committee on February 12, 2008 and the Safety & Sustainability Committee on April 23, 2008.
(3) Hugh J. Bolton was appointed as a member of the Corporate Governance & Nominating Committee and ceased to be a member of the Compensation Committee on April 23, 2008.
(4) Norman B. Keevil III was appointed as a member of the Pension Committee on April 23, 2008.
(5) Takashi Kuriyama was appointed as a member of the Reserves Committee on April 23, 2008.
(6) Janice G. Rennie was appointed as a member of the Compensation Committee and the Corporate Governance & Nominating Committee and ceased to be a member of the Pension Committee on April 23, 2008.
(7) Warren S.R. Seyffert was appointed as a member of the Executive Committee and Compensation Committee and ceased to be a member of the Audit Committee on April 23, 2008.
(8) Keith E. Steeves will retire as an independent director when his term expires on the date of the Meeting.
(9) Chris M.T. Thompson was appointed as a member of the Audit Committee on February 12, 2008 and ceased to be a member of the Corporate Governance & Nominating Committee on April 23, 2008.

APPOINTMENT OF AUDITOR

         Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote FOR the reappointment of PricewaterhouseCoopers LLP as the Auditor of the Corporation to hold office until the next Annual Meeting of shareholders and to authorize the directors to fix the Auditor's remuneration. PricewaterhouseCoopers LLP or its predecessor has been the Auditor of the Corporation for more than 5 years.

AUDITOR'S FEES

         For the years ended December 31, 2008 and 2007, the Corporation paid the external auditor $4,579,054 and $4,142,000 respectively as detailed below:

                                                  YEAR ENDED       YEAR ENDED
                                                  2008 ($000)      2007 ($000)
         Audit Services(1)                           3,706            3,217
         Audit Related Services(2)                    500              513
         Tax Fees(3)                                  257              354
         All Other Fees                               116              58
NOTES:

(1) Includes services that are provided by the Corporation's independent auditor in connection with the audit of the financial statements and internal controls over financial reporting.
(2) Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan audits and prospectuses.
(3) Fees are for international tax services and advice provided to foreign offices.


                             AMENDMENT OF ARTICLES

         At the Meeting, shareholders will be asked to consider, and if deemed advisable, to pass a special resolution authorizing an amendment to the articles of the Corporation to: (i) delete in their entirety, the authorized but unissued Preference Shares Series 1 and the authorized but unissued Preference Shares Series 2 in the capital of the Corporation, and the rights, privileges, restrictions and conditions attaching thereto; and (ii) change the Corporation's name from "Teck Cominco Limited" to:

                  Teck Resources Limited
                  Ressources Teck Limitee

or to such other name as may deemed appropriate by Board of Directors in their sole discretion (the "AMENDMENT RESOLUTION").

         The full text of the Amendment Resolution to be considered at the Meeting is set forth in Schedule A of this Management Proxy Circular. To take effect, the Amendment Resolution must be approved by at least two thirds (2/3) of the votes cast by holders of the Class A common shares and the holders of the Class B Subordinate Voting shares of the Corporation, voting as a group, present in person or represented by proxy at the Meeting.

         The Board of Directors unanimously recommends that shareholders vote FOR the Amendment Resolution.

         IF NAMED AS PROXY, THE CORPORATION'S MANAGEMENT DESIGNEES INTEND TO VOTE THE SHARES REPRESENTED BY SUCH PROXY AT THE MEETING FOR THE APPROVAL OF THE AMENDMENT RESOLUTION, UNLESS OTHERWISE DIRECTED IN THE FORM OF PROXY.

          REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

         The Corporate Governance and Nominating Committee considers and recommends corporate governance programs to the Board, proposes nominees for board and committee appointment and assists with Board and director evaluation to ensure that our governance practices are rigorous, relevant and appropriate to the Corporation. Our primary focus is on effective oversight of and independence from Management.

         The Committee is chaired by our Lead Director, Warren Seyffert, a corporate law and governance expert, and all of the members of the Committee are independent and knowledgeable about corporate governance programs. The Committee members have substantial and diversified board experience. See directors' biographies on pages 5 to 8 for additional information.

INDEPENDENCE DETERMINATION

         The Board has determined that ownership of even a significant number of shares is not, by itself, a bar to a finding of independence. The Board has appointed Mr. Seyffert, who is independent, as the Lead Director. As Lead Director, Mr. Seyffert is either a member or ad hoc member of each of the committees of the Board. The majority of the Board and the nominees to the Board are independent. The following directors and nominees are independent: M.
M. Ashar, J. B. Aune, J. H. Bennett, H. J. Bolton, J. L. Cockwell, J. G. Rennie, T. Kuriyama, D. J. Pannell, T. Mochihara, W.S.R. Seyffert and C. M. T. Thompson. The Audit, Corporate Governance and Nominating and Compensation Committees are comprised entirely of independent directors. The Canadian Securities Administrators' corporate governance guidance suggest that independent directors hold regularly scheduled meetings at which non-independent directors and members of Management are not in attendance. While we believe that it is important that the Board regularly meet without Management, we believe that open and candid discussion amongst independent directors is not inhibited by the presence of the non-independent directors and their exclusion from such meetings is not always warranted.

CHANGES TO MEMBERSHIP IN 2008

         In April 2008 upon Robert Wright's mandatory retirement from the Board, Warren Seyffert as Lead Director was appointed Chairman of the
Committee. Hugh Bolton, Janice Rennie and Chris Thompson were appointed as additional directors at that time as well. Brian Aune stepped down from this Committee in April 2008.

KEY ACTIVITIES IN 2008

         The Committee addressed the concerns expressed in 2 shareholder proposals to the satisfaction of the shareholders involved and the proposals were withdrawn.

         Mr. Seyffert was appointed Lead Director of the Board succeeding Robert Wright who had served as Lead Director of the Corporation for 6 years. In recognition of his service, Mr. Wright was made an honourary director. As such, Mr. Wright is invited to attend and participate in board meetings and receives all board materials but has no official duties or responsibilities and has no vote on board decisions. He attended 5 meetings in 2008.

         The Committee completed its annual charter review and amendment.

         The Committee reviewed the composition of all the board committees and made recommendations to the Board for the appointments that were made following the annual general meeting in 2008.

CORPORATE GOVERNANCE PRACTICES

         Our governance practices are reported in the table in Schedule A which sets out our compliance with NATIONAL INSTRUMENT 58-101 - DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES.

SUCCESSION AND NOMINATION OF NEW DIRECTORS

         The Committee's responsibilities with respect to the nomination of directors include the identification of the appropriate competencies and skills considered to be necessary for the Board as a whole; developing and annually updating a long-term plan for the Board's composition that takes into consideration the independence, age, skills and experience required for the effective conduct of the Corporation's business; identifying nominees for election or re-election to the Board or to fill any vacancy that is anticipated; identifying and recommending to the Board individual directors to serve as members or chairs of Board committees and reviewing and making recommendations regarding the orientation and education of new Board members and their ongoing education. The Board appoints a Chairman of the Committee who is either the Chairman of the Board or the Lead Director. The Chairman of the Committee, in consultation with the Committee members, determines the schedule and frequency of Committee meetings provided that the Committee meets at least four times per year.

ETHICAL BUSINESS CONDUCT

         The Board has adopted a written Code of Ethics for the directors, officers and staff employees (the "Code"). The Code is filed on SEDAR and posted on the Corporation's website. A copy of the Code can also be obtained from the Corporate Secretary of the Corporation at Suite 3300 - 550 Burrard Street, Vancouver, B.C. V6C 0B3.

         Compliance with the Code is monitored by an annual survey of directors and staff employees. Directors and employees are required to certify that they have complied with the Code, and are either not aware of any non-compliance or that they have reported instances of apparent Code infractions to management or the Chair of the Audit Committee.

         The Corporation maintains an anonymous Whistleblower Hotline under the "Doing What's Right Program" to encourage employees to report unethical conduct. Awareness of compliance and ethical issues was enhanced by a web-based training program for all staff introduced in 2007.

         Directors and executive officers are required to disclose a material interest in any transaction or agreement that the Board is considering. To ensure the exercise of independent judgment, directors or executive officers who have disclosed such an interest are prohibited from participating in the Board discussion or in voting on the transaction.

Presented by the Corporate Governance and Nominating Committee:

         W.S.R.  Seyffert (Chairman)
         J. H. Bennett
         H. J. Bolton
         J. G. Rennie C.
         M. T. Thompson

                         REPORT OF THE AUDIT COMMITTEE

         For more disclosure regarding the Corporation's Audit Committee please refer to the section titled "Audit Committee Information" in the Corporation's Annual Information Form for 2008.

         The purpose of the Audit Committee (the "Audit Committee") of the Board of Directors is to provide an open avenue of communication between Management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

     o integrity, adequacy and timeliness of the Corporation's financial reporting and disclosure practices;

     o processes for identifying the principal financial reporting risks of the Corporation and the adequacy of the Corporation's internal control systems to ensure fair, complete and accurate financial reporting;

     o   Corporation's   compliance  with  legal  and  regulatory  requirements
         related to financial reporting;

     o   independence and performance of the Corporation's external auditor;

     o   audit  plans,   programs  and  results  of  audits  performed  by  the
         Corporation's internal audit department;

     o   Corporation's antifraud programs and controls; and

     o the key financial estimates made by Management and reviewed by the external auditors.

The Audit Committee performs any other activities consistent with its charter, the Corporation's by-laws and governing laws as the Audit Committee or Board deems necessary or appropriate.

         The Audit Committee is made up of five independent members of the Board. All of the members of the Audit Committee are financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the stock exchanges on which the Corporation's securities trade. In addition, the Board has determined that there is at least one Audit Committee member who has the attributes of an Audit Committee financial expert. Hugh Bolton, Chair of the Corporation's Audit Committee, is an Audit Committee financial expert as defined by the U.S. Securities and Exchange Commission's regulation implementing Sections 406 and 407 of the Sarbanes-Oxley Act of 2002 and is independent under the applicable listing standards of the New York Stock Exchange. The Board's determination does not impose greater duties, obligations or liabilities on Mr. Bolton nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board. In carrying out its responsibilities, the Audit Committee meets regularly with the Chief Executive Officer and the Chief Financial Officer and without Management present with the external auditor, with the Corporation's internal auditor, and alone.

         THE FOLLOWING IS A BRIEF SUMMARY OF THE AUDIT COMMITTEE'S ACTIVITIES IN 2008.

FINANCIAL REPORTING

The Audit Committee:

     o reviewed the annual and interim financial statements, Management's Discussion and Analysis, news releases and other financial disclosures with Management and the external auditor prior to approval by the Board and to publication. These reviews included a discussion of matters required or recommended to be disclosed under generally accepted accounting principles and securities regulations and laws. The Deputy Chairman of the Audit Committee attended a meeting of Management's Disclosure Committee to observe and assess senior Management's process for confirming full disclosure in financial news releases;

     o   obtained  assurances from Management and the external auditor that the
         Corporation   is  in  full   compliance   with  legal  and  regulatory
         requirements related to financial reporting;

     o ensured that an adequate system is in place for employees to report on a confidential and anonymous basis accounting, auditing, financial reporting and disclosure practices they find questionable; and

     o based on this information, the Audit Committee recommended to the Board that the audited financial statements be approved and included in the Annual Report to shareholders.

WITH RESPECT TO THE EXTERNAL AUDITOR

The Audit Committee:

     o reviewed with the external auditor the overall scope, the audit plans and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States;

     o   received  the  written   disclosures  from  the  external  auditor  as
         recommended by the Canadian Institute of Chartered Accountants;

     o reviewed, with the external auditors, the independence of the external auditor including a review of non-audit services and the receipt of auditor's written assurance of its independent relationship with the Corporation;

     o required prior approval of all services provided by the external auditor;

     o   approved the fees payable to the external auditor; and

     o reviewed the overall performance of the external auditor and on the recommendation of the Audit Committee, the Board is recommending that shareholders appoint PricewaterhouseCoopers LLP as the Auditor of the Corporation for 2009.

WITH RESPECT TO THE INTERNAL AUDITOR

The Audit Committee:

     o   reviewed the independence of the internal auditors; and

     o reviewed with the Director, Compliance & Internal Audit the mandate, qualifications, resources and annual work plan of the Internal Audit Department and the results of internal audits.

FINANCIAL CONTROLS PROGRAM

The Audit Committee:

     o continued its oversight of the Financial Controls Program ("FCP") to ensure that the program established in 2007 complies with Section 404 of the U.S. Sarbanes-Oxley Act of 2002 related to internal controls over financial reporting and equivalent Canadian rules is sustained. The FCP enabled Management to certify the effectiveness of the Corporation's internal controls structure and procedures for financial reporting, in accordance with the relevant rules. The external auditors have reported on and attested to Management's certification. The Audit Committee continues to monitor the FCP and oversee Management's maintenance of the Corporation's internal controls over financial reporting.

     o initiated an oversight process to monitor the Corporation's programs and progress to convert financial reporting and disclosure from the current Canadian and U.S. Generally Accepted Accounting Procedures
         (GAAP) to Internationally Financial Reporting Standards (IFRS) by the beginning of 2011.

CHARTER AND KEY PRACTICES

The Audit Committee:

     o annually reviews its mandate and in November 2008 revised its mandate in light of recent regulatory initiatives in the United States and Canada.

     o reviewed and approved the fees of the external auditor. A detailed breakdown of fees is set out on page 11 of this Management Proxy Circular;

     o in pursuit of continuous improvement, continued the process for assessing its effectiveness. As a result of discussions stimulated by a survey completed by Audit Committee members, senior financial Management and the external and internal auditors in 2008, a number of improvements were made to the Audit Committee's activities; and

     o ensured that the full text of the Audit Committee's Charter and Key Practices is included in the Corporation's Annual Information Form, which is filed on SEDAR (www.sedar.com) and on the Corporation's website.

Presented by the Audit Committee:

         H. J. Bolton, Chairman
         K. E. Steeves, Deputy Chairman
         J. H. Bennett J.
         G. Rennie
         C. M. T. Thompson

                      STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE

         The Compensation Committee of the Board (the "Committee") has the following responsibilities:

     - reviewing and approving the corporate goals and objectives relevant to Chief Executive Officer ("CEO") compensation, evaluating the CEO's performance, and making recommendations to the Board with respect to the CEO's compensation level based upon this evaluation;
     - making recommendations to the Board with respect to compensation of executives and other senior managers, and for fixing the compensation of Named Executive Officers ("NEOs") (as defined below), including the granting of stock options and share units to them under the Corporation's long term incentive plans;
     - reviewing executive compensation disclosure before the Corporation publicly discloses this information; and
     - reviewing compensation policies and proposals with reference to industry sectors and markets in which the Corporation competes for executive and senior management talent.

         The Committee members are Janice Rennie, Chairperson, Brian Aune, Warren Seyffert and Chris Thompson, all of whom are independent directors. The Committee met six times during the year, including three in camera sessions. All meetings of the Committee are documented in the form of meeting minutes.

         In establishing policies covering base salaries, benefits, annual bonuses and long term incentive plans, the Committee takes into consideration the recommendations of Management. Mercer (Canada) Limited has been engaged by Management to provide specific support on executive and senior management compensation as well as director compensation, including surveys of market practices and a technical analysis of this information relative to the Corporation's compensation plans and practices. Additionally in 2008, the Committee retained the Hay Group to independently advise the Committee on CEO compensation.

COMPENSATION DISCUSSION AND ANALYSIS

OBJECTIVES OF EXECUTIVE COMPENSATION

         The Committee endeavors to ensure that the Corporation's compensation policies:

     - attract and retain highly qualified and experienced executives and managers;
     - recognize and reward contribution to the success of the Corporation as measured by the accomplishment of specific performance objectives;
     - ensure that a significant proportion of compensation is at risk and directly linked to the success of the Corporation; and
     - provide for health care coverage, disability and life insurance, and pension and retirement benefits.

         As the Committee assessed NEO performance at year-end and determined the appropriate compensation for the senior executive group, it took into consideration the objectives of executive compensation related to the annual incentive bonus and the long term incentive plans. In regards to recognizing the accomplishment of specific performance objectives, the Committee and the Board had extensive discussions with respect to the question of whether paying the annual incentive bonus to the NEOs was appropriate in the context of the rapid decline of our share price in the fourth quarter of 2008. We are acutely aware that our shareholders, employees and other stakeholders have experienced significant financial losses as a result of the global economic slowdown, and that the Corporation's share price performance has been particularly affected by reason of the timing of the Fording acquisition in relation to the sudden deterioration of commodity prices and the closing of the credit markets. We are also cognizant that the Corporation's position is not unusual in the industry; several of the comparative companies are also burdened with excess debt from acquisitions.

         In regards to a significant proportion of compensation being at risk and linked to the Corporation's success, we have structured our long term incentives to ensure that the directors, executives and senior management have "skin in the game" and that compensation is closely aligned with shareholder interests. As a result, the fact that many years of long term compensation were wiped out in the crash of 2008, is consistent with the objectives of executive compensation. Unfortunately, the elimination of this value has also eliminated the retention effect of long term compensation with the Corporation now at risk of losing key employees to competitors, especially to the gold sector.

         Our annual incentive bonus is based on financial, safety and environment, functional and personal performance objectives. The Committee and the Board felt that it was important to respect the objectives of the annual incentive plan while taking into account the extraordinary events of late 2008. The company component of the annual incentive plan which is based on return on capital employed was rated at 60% of target reflecting overall operating performance of the Corporation. The personal component of the plan is where we dealt most directly with the consequences of the Fording transaction in light of the global economic slowdown. The executives most directly involved in the assessment and structuring of the transaction had their personal bonuses substantially reduced to reflect the outcome of the transaction in spite of the immense dedication and effort that they put into the execution of this transaction.

STRUCTURE OF EXECUTIVE COMPENSATION

         The Corporation's executive compensation plan covers five areas:

     -   Base salary
     -   Annual incentive bonus
     -   Long term incentives
     -   Pensions, and
     -   Benefits.

         In setting NEO compensation, the Committee refers to comparator groups comprised of North American mining and metal refining companies as well as other resource-based employers. For the CEO position, major global mining companies are also included in the comparator group, to ensure the compensation package provided to the CEO considers global compensation standards.

         These comparator groups generally represent the industry sectors and markets in which Teck competes for executive talent. The majority of companies in both peer groups are of a comparable size to Teck. Exceptions were made to include specific organizations with whom Teck competes for executive talent.

         The comparator group for the NEOs other than the CEO included:

Agrium Inc.               Alcan Inc.                  Alcoa Inc.
Barrick Gold Corp.        Cameco Corp.                Canadian Natural Resources
Canfor Corp.              Finning International Inc.  Freeport-McMoran
Goldcorp Inc.             Husky Energy Inc.           Ipsco Inc.
Newmont Mining Group      Nexen Inc.                  Petro-Canada
Potash Corp Sask Inc.     Suncor Energy Inc.          Talisman Energy Inc.
West Fraser Timber Co.

         The CEO comparator group included:

Alcan Inc.                Anglo American PLC          Asarco Inc.
Barrick Gold Corp.        BHP Billiton PLC            Canfor Corp.
Cia Vale do Rio Doce      Falconbridge Ltd.           Finning International
Freeport-McMoran          Goldcorp Inc.               Inco Ltd.
Kinross Gold Corp.        Newcrest Mining             Newmont Mining Group
Petro-Canada              Phelps Dodge Corp.          Rio Tinto PLC
Syncrude Canada           West Fraser Timber          Xstrata PLC
Zinifex Ltd.

         Total direct compensation which includes base salary, annual bonus and long term incentives targets the median compensation level of the comparator group, with higher levels of compensation provided to executives and senior managers whom the Corporation considers to have consistently achieved superior levels of performance.

BASE SALARY

         Base salary is determined through analysis of salaries paid by companies in the comparator groups, as well as individual performance as determined by the degree of achievement of business and operating goals. Base salaries are normally reviewed at the beginning of each year. The CEO recommends base salary adjustments to the Committee for the NEOs other than himself. The Committee determines the base salary adjustment for the CEO taking into consideration advice it has received from its compensation advisor. Base salary adjustments made as of January 1, 2008 reflect salary increases in the comparator group as well as individual performance and ranged from 2.9% to 5.6%. As a result of business conditions in late 2008, the Corporation decided to freeze base salaries of the NEOs, senior management, and other staff employees, and as a result the salary review which normally takes place on January 1 was deferred. The base salary increases for NEOs that were decided last year in February 2008 are set out below:

========================= ======================== ================ ===================== ===========
 NAMED EXECUTIVE                   TITLE             BASE SALARY      BASE SALARY AT         PERCENT
       OFFICER                                         INCREASE       JANUARY 1, 2008        INCREASE
------------------------- ------------------------ ---------------- --------------------- -----------
Donald R. Lindsay         President and CEO                $44,000            $1,144,000      4.0%
------------------------- ------------------------ ---------------- --------------------- -----------
Peter G. Kukielski (1)    EVP and Chief Operating          $25,000              $850,000      3.0%
                          Officer
------------------------- ------------------------ ---------------- --------------------- -----------
Ronald A. Millos          SVP, Finance and CFO             $15,000              $440,000      3.5%
------------------------- ------------------------ ---------------- --------------------- -----------
Ronald J. Vance           SVP, Corporate                   $15,000              $540,000      2.9%
                          Development
------------------------- ------------------------ ---------------- --------------------- -----------
Peter C. Rozee            SVP, Commercial Affairs          $20,000              $495,000      4.2%
------------------------- ------------------------ ---------------- --------------------- -----------
Douglas H. Horswill       SVP, Sustainability and          $25,000              $475,000      5.6%
                          External Affairs
========================= ======================== ================ ===================== ===========
Notes:
(1)  P. G. Kukielski, Executive Vice President and Chief Operating Officer left the company in late 2008.

ANNUAL INCENTIVE BONUS

         An annual incentive bonus plan (the "Bonus Plan") is in place to provide a variable component of total cash compensation that is directly related to the financial performance of the Corporation and its business units as well as the achievement of safety and environment objectives and individual performance objectives.

         Financial performance is measured in terms of Return on Capital Employed (ROCE). Corporate and business unit ROCE targets are based on the Corporation's annual financial plan and are adjusted at the end of the year to reflect actual zinc, copper, coal and gold prices. ROCE is used to focus Management attention on the returns being generated by assets in their areas of responsibility and to encourage investment of capital in new assets which will enhance ROCE performance. Price adjusting target ROCE provides for recognition of excellent operating performance during periods of low commodity prices while avoiding windfall payouts during periods of high metal prices. The Bonus Plan also reinforces the Corporation's corporate values of ensuring a safe and healthy workplace and protecting the environment.

         The Bonus Plan has three components: company, business unit, and personal performance. Weightings for these components vary by position, reflecting the impact each position has on company-wide and business unit performance. Weightings and performance measures for each component of the Bonus Plan for the NEOs are set out below.

==============================================================================================================
                TARGET           COMPANY                     BUSINESS UNIT                    PERSONAL
                BONUS
              ========== =========================== ================================ ========================
              (% OF       WEIGHT      PERFORMANCE     WEIGHT    PERFORMANCE MEASURE    WEIGHT      PERFORMANCE
               SALARY)                  MEASURE                                                      MEASURE
------------------------ ---------- ---------------- ---------- --------------------- ---------- -------------
CEO              75%     50%        ROCE             20%         Safety and           30%        Personal
                                                                 Environment                     performance
                                                                                                 objectives
------------------------ ---------- ---------------- ---------- --------------------- ---------- -------------
Other Named      50%     40%        ROCE             30%         VARIOUS:             30%        Personal
Executive                                                        --------                        performance
Officers                                                        o  Business                      objectives
                                                                   Unit ROCE
                                                                o  Safety and
                                                                   Environment
                                                                o  Functional
                                                                   objectives
==============================================================================================================

         Target bonuses are expressed as a percentage of base salary and are payable when company ROCE, business unit ROCE, safety and environment, and personal performance objectives are met. Payouts under the Bonus Plan can range from 0% to 200% of target depending on the actual level of performance achieved. Based on results, the CEO recommends to the Committee ratings for the company and business unit components of the Bonus Plan, as well as the bonus payment for each NEO other than himself. The Committee determines the bonus payment for the CEO based on company ROCE, safety and environment performance, and the results the CEO has achieved on the personal performance objectives which were set at the beginning of the year.

         In 2008, the Corporation achieved a price adjusted ROCE of 11% compared to a target of 14%. Based on these results and the circumstances in which the results were achieved, the CEO assigned a performance rating for this element of the bonus plan of 60%, the lowest rating since this plan was formed in 2001. The performance rating took into consideration below plan performance in some areas as well as how results were rated in previous years. Target ROCE was not achieved due to higher operating costs and lower throughput at some operations including Antamina, Red Dog, and in Coal.

         Price adjusted ROCE excluded the effect of significant write downs of some assets and goodwill which were recorded at year-end as these were considered to be market related adjustments much like the swing in commodity prices which are neutralized in the Bonus Plan results.

         Key achievements for 2008 which impacted the bonus calculations for the CEO and other NEOs included a significant improvement in safety, achieving a total recordable incident frequency of 1.56 compared to a target of 3.1 and severity of 12.8 compared to a target of 21.0, acquisition of the Relincho property, realized margin improvements totalling $176 million compared to a target of $115 million under the performance improvement program launched throughout the Corporation during the year, and significantly advancing key growth projects towards production including the Quebrada Blanca hypogene, Equinox and Frontier projects.

         The Fording transaction was a key growth project for the Corporation and was very well received by the market when announced in July. The Corporation's share price outperformed the major competitors for many weeks after the transaction was announced. However, as a result of the dramatic decline in global economic conditions during the latter half of the year and the adverse impact on all commodity prices, the Corporation has been left with a heavy debt load and a weakened balance sheet. While many other large diversified mining companies are either in the same situation or almost were, given the importance of the balance sheet strength objective, the CEO recommended significantly lower personal performance ratings for Mr. Millos, Mr. Vance, Mr. Rozee and Mr. Horswill than otherwise would have been calculated based on the achievement of other key personal objectives. As well, the CEO recommended a 0% rating for the personal component of his own bonus.

         The personal objectives of the NEOs in the final quarter of the year were refocused on dealing with the commodity price meltdown and the resolution of the liquidity crisis facing the company and they have been working tirelessly on a restructuring plan to refinance or reschedule the debt and to optimize cash flows and asset sales in order to reduce debt. That will remain the main focus of the executive team until the crisis has passed.

         Details of other performance achievements, ratings and bonus amounts are set out below.

==================== =============== ================== ================================ ==================================
                         ACTUAL
                          BONUS           COMPANY                BUSINESS UNIT                       PERSONAL
                      (% OF TARGET)     PERFORMANCE               PERFORMANCE                       PERFORMANCE
==================== =============== ================== ================================ ==================================
D. R Lindsay            $500,000     Corporate ROCE      Company wide safety and          Mr. Lindsay's personal
                        (58.3%)      rating of 60%.      environment performance          objectives for 2008 covered:
President and CEO                                        equally weighted. Safety as      launching a performance
                                                         measured by Total Recordable     improvement program throughout
                                                         Incidents was 1.56 compared      the Corporation, maintaining a
                                                         to a target of 3.1, and          strong balance sheet while
                                                         Severity was 12.8 compared to    funding significant growth
                                                         a target of 21.0 resulting in    projects, advancing growth
                                                         a rating of 167.4%. Overall      projects towards production,
                                                         environmental performance was    and improving corporate
                                                         rated at 110.4%.                 knowledge of key exploration
                                                                                          opportunities. While Mr.
                                                                                          Lindsay accomplished a number
                                                                                          of significant objectives,
                                                                                          due to the balance sheet
                                                                                          impact of the Fording
                                                                                          transaction he recommended
                                                                                          that his rating be set at 0%.
-------------------- --------------- ------------------ -------------------------------- ----------------------------------

==================== =============== ================== ================================ ==================================
                         ACTUAL
                          BONUS           COMPANY                BUSINESS UNIT                       PERSONAL
                      (% OF TARGET)     PERFORMANCE               PERFORMANCE                       PERFORMANCE
==================== =============== ================== ================================ ==================================
R. A. Millos            $170,000     Corporate ROCE      Weighted average Business       Mr. Millos' personal objectives
                        (77.2%)      rating of 60%.      Unit ROCE rating of 107.0%.     for 2008 covered:  analytical
SVP, Finance and                                         While some of the operations    support to acquisitions as well
CFO                                                      had higher costs and lower      as financing these transactions,
                                                         production than plan,           SOX compliance and restructuring
                                                         Management's action to          of internal and external
                                                         address these challenges        regulatory reporting
                                                         resulted in ratings close to    requirements consistent with the
                                                         100%. Trail and the Coal        new commodity focused
                                                         mines performed well during     organization.
                                                         the year resulting in ratings
                                                         higher than 100% for these
                                                         operations.

==================== =============== ================== ================================ ==================================
R. J. Vance             $195,000     Corporate ROCE      Mr. Vance's business unit       Mr. Vance's personal objectives
                        (72.2%)      rating of 60%.      rating takes into               for 2008 covered:  analysis of
SVP, Corporate                                           consideration the achievement   potential targets, complete
Development                                              of specific objectives for      significant acquisitions,
                                                         the  Business Development       corporate development group
                                                         and  Technology functions       restructuring and development,
                                                         which report to him.  On this   and investor relations.
                                                         basis, Mr. Vance's overall
                                                         business unit rating was
                                                         119.2%.

-------------------- --------------- ------------------ -------------------------------- ----------------------------------
P. C. Rozee             $195,000     Corporate ROCE      Mr. Rozee's business unit       Mr. Rozee's personal objectives
                        (78.8%)      rating of 60%.      rating of 107.0% was            for 2008 covered:  due
SVP, Commercial                                          determined in the same manner   diligence, analysis, design and
Affairs                                                  as the business unit rating     financing of acquisitions, legal
                                                         for Mr. Millos.                 oversight related to all major
                                                                                         transactions, and disclosure
                                                                                         document preparation and review.

-------------------- --------------- ------------------ -------------------------------- ----------------------------------
D. H. Horswill,         $195,000     Corporate ROCE      Mr. Horswill's business unit    Mr. Horswill's personal
                        (82.1%)      rating of 60%.      rating is equally  weighted     objectives  for 2008 covered:
SVP,                                                     between company wide Safety     safety and environmental
Sustainability &                                         and Environment performance,    performance, community,
External Affairs                                         and weighted average Business   government and other key
                                                         Unit ROCE. His overall          stakeholder relations, and
                                                         business unit rating was        external communications and
                                                         122.9%.                         government relations.

==================== =============== ================== ================================ ==================================

Note:
(1) P. G. Kukielski, Executive Vice President and Chief Operating Officer left the company before year-end and as a result forfeited his bonus for 2008.

LONG TERM INCENTIVES

         The Corporation's long term incentives are designed to foster and promote the long-term financial success of the Corporation by strengthening the ability of the Corporation to attract and retain highly competent employees, motivate performance through incentive compensation, promote greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enable employees to participate in the long-term growth and financial success of the Corporation. Long term incentives are comprised of stock options and share units, with approximately the same value of each being provided. The Black-Scholes method is used to value stock options. The share price on the date of grant is used to value share units. Stock options provide employees with the opportunity to participate in the growth of the Corporation's share price as well as benefit from the favourable tax treatment applicable to this form of compensation. Share units also allow employees to participate in the growth in share price while at the same time providing the Corporation with the benefit of a tax deductible form of compensation and avoiding the potential effect of share dilution associated with stock option grants.

         The CEO recommends to the Committee grants of options and units to the NEOs other than himself as well as other executive, senior management, operations, commercial and technical function employees. In order to attract and retain talent, grants are designed along with base salary and the annual incentive bonus to achieve Corporation's target pay positioning relative to the comparator groups.

         Should amendments be required to either the stock option or share units plans, these changes are recommended by Management to the Committee. When granting stock options and share units, the Committee assesses the status of the stock option reserve and potential dilution resulting from a stock option grant, and share run rates relative to the comparator group of companies.

         To align with shareholder interests, the CEO is currently required to hold five times his annual base salary in shares or share units. On April 22, 2008, the date when the ownership requirement was determined, this amounted to a value of $5,720,000 or 120,421 shares. At the date of this Management Proxy Circular, Mr. Lindsay held 502,056 Class B subordinate voting shares and 526,344 share units.

PENSIONS

         Prior to the merger of Teck and Cominco (effective July 20, 2001), executives hired by Teck became members of the Pension Plan for Executive and Qualified Senior Salaried Employees and a supplemental defined benefit arrangement. Prior to the merger, executives hired by Cominco became members of the defined contribution provision of the Teck Cominco Metals Ltd. Retirement Income Plan for Non Union Employees and a supplemental defined contribution arrangement. Upon the merger of Teck and Cominco, all new executives became members of the Pension Plan for Executive and Qualified Senior Salaried Employees and a supplemental defined benefit arrangement. During 2005, as part of a transition from defined benefit pension plans to defined contribution pension plans, new executives joining the Corporation became members of the Teck Cominco Metals Ltd. Retirement Income Plan for Non Union Employees as well as a supplemental defined contribution arrangement.

BENEFITS

         The Corporation's executive benefit plan includes: medical, extended health, dental, disability and life insurance coverage. Perquisites consist of a car benefit, club memberships, and an annual health assessment. The Corporation provides retired executives with post retirement benefits including life insurance for up to 5 years after retirement, medical, extended health and dental coverage. These benefits and perquisites are comparable to what other Canadian-based mining and metal refining, and other resource sector companies provide executive level employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

         The Corporation has entered into employment agreements with each NEO to provide a consistent and comprehensive framework of employment terms for each executive. These agreements set out terms and conditions in the event there is a change in control, or in other circumstances where the executive loses his job through no fault of his own.

SUMMARY COMPENSATION TABLE - NEOS

         The following table sets out total compensation for the financial year ending December 31, 2008 for the President and Chief Executive Officer, the Senior Vice President Finance and Chief Financial Officer and the three other most highly compensated executive officers of the Corporation and any of its subsidiaries (collectively called the "Named Executive Officers" or "NEOs"), as well as an additional executive who left the Corporation before year end. Please note that these share-based awards and option-based awards were valued and granted one year ago in February 2008, some eight months before the major market downturn. Their value today has decreased substantially.

=================== ======== ============ ============= ============== ============== =========== ================ ==============
     NAME AND                                                             ANNUAL       PENSION       ALL OTHER         TOTAL
     PRINCIPAL                            SHARE-BASED   OPTION-BASED     INCENTIVE      VALUE      COMPENSATION     COMPENSATION
     POSITION        YEAR    SALARY ($)    AWARDS ($)    AWARDS ($)      PLANS ($)       ($)            ($)              ($)
                                              (1)            (2)            (3)        (4)(5)        (6)(7)(8)
=================== ======== ============ ============= ============== ============== =========== ================ ==============
D.R. Lindsay
President and CEO    2008     1,144,000    2,216,004      2,282,784       500,000      336,000         40,000         6,518,788
------------------- -------- ------------ ------------- -------------- -------------- ----------- ---------------- --------------
P.G. Kukielski
Executive VP and     2008      811,327                    1,141,392                     61,750         68,391         2,082,860
COO
------------------- -------- ------------ ------------- -------------- -------------- ----------- ---------------- --------------
R.A. Millos
SVP Finance and      2008      440,000      539,578        570,696        170,000       57,200          4,215         1,781,689
CFO
------------------- -------- ------------ ------------- -------------- -------------- ----------- ---------------- --------------
R.J. Vance
SVP Corporate        2008      540,000      711,997        760,928        195,000       70,200                        2,278,125
Development
------------------- -------- ------------ ------------- -------------- -------------- ----------- ---------------- --------------
P.C. Rozee
SVP Commercial       2008      495,000      734,104        760,928        195,000      108,000                        2,293,032
Affairs
------------------- -------- ------------ ------------- -------------- -------------- ----------- ---------------- --------------
D.H. Horswill
SVP                  2008      475,000      559,775        507,696        195,000       61,700         18,199         1,880,370
Sustainability
and External
Affairs
=================== ======== ============ ============= ============== ============== =========== ================ ==============

Notes:
(1) Share units in the form of DSUs or RSUs are granted on an annual basis under the Corporation's share unit plans. Dividend equivalents are credited to a participant's share unit account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares. The units vest on the third anniversary of the end of the calendar year immediately preceding the grant. Dollar figures are based on $33.97 which was the closing price of the Class B subordinate voting shares on the day prior to the grant date. (See section on Long Term Incentives - Share Unit Plans on page 28.)

(2) The options granted in the 2008 financial year were granted pursuant to the Stock Option Plan. (See section on Long Term Incentives - Stock Option Plan on page 27). For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Corporation's common share price, expected dividend yield, and risk-free interest rate. The assumption used in the grant date fair value model is based on an expected life of 5.5 years, which is half the sum of the actual term of eight years and an assumed vesting period of three years, which is generally consistent with the US Securities and Exchange Commission ("SEC") safe harbor definition of expected life. The Black-Scholes grant date fair value for awards granted on February 14, 2008 was 26.4% of the option exercise price. The grant date fair value of stock option awards will differ slightly from the accounting fair value disclosed in the Corporation's financial statements. Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) requires recognition in the Corporation's financial statements of an expense for option awards using the fair value method of accounting. Under this method, the fair value of an award at the grant date is amortized over the applicable vesting period and recognized as a compensation expense. To calculate the accounting fair value, the Black-Scholes option valuation model is also used. However, the assumptions in the accounting model, which is consistent with the CICA's section 3870 rules, is based on an expected term of eight years, the Corporation's historical option exercise pattern. The accounting fair value for grants made under the Corporation's Stock Option Plan during the year ended December 31, 2008 was based on a Black-Scholes value of 28% of the option exercise price.

(3) The annual incentive figures are the 2008 bonus which is paid out in March, 2009. The bonus consists of three components: Company, Business Unit and Personal. P. G. Kukielski, Executive Vice President and Chief Operating Officer left the company before yearend and as a result forfeited his bonus for 2008. See Annual Incentive Bonus section on page 20 for details.

(4)  See Pension section on page 29 for details.

(5) P.G. Kukielski, Executive Vice President and Chief Operating Officer left the Corporation before year-end. The value of the pension for Mr. Kukielski includes Company contributions to the DC Pension Plan and notional Company contributions to the DC Supplementary Plan account in 2008. Mr. Kukielski was 48.44% vested in his DC Supplementary Plan at the time he left the Corporation.

(6) All other compensation for D.R. Lindsay is based on his director's fees and retainer for 2008 in connection with his membership on the Teck Board.

(7) All other compensation for R.A. Millos, P.G. Kukielski and D.H. Horswill is for vacation time that was paid out in 2008.

(8) Perquisites have not been included, as they do not reach the prescribed threshold of the lesser of $50,000 and 10% of total salary for the financial year 2008.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

         The following table shows all awards outstanding to each Named Executive Officer for the fiscal year ending December 31, 2008.

===================================================================================== =================================
                                OPTION-BASED AWARDS                                          SHARE-BASED AWARDS
------------------- --------------- ---------------- --------------- ---------------- ----------------- ---------------
                                                                                                          Market or
                      Number of                                         Value of                         Payout Value
       Name           Securities        Option                         Unexercised     No. of Shares       of Share
                      Underlying    Exercise Price   Option Expiry    In-The-Money     or Units that     Awards that
                     Unexercised                          Date         Options (1)    have not vested      have not
                       Options            ($)                              ($)              (#)           vested (2)
                         (#)                                                                                 ($)
------------------- --------------- ---------------- --------------- ---------------- ----------------- ---------------
D. R. Lindsay          150,000           22.64       Mar. 14, 2011          0
                       100,000           33.20        Feb 15, 2014          0           47,948 RSUs        288,647
CEO                    120,000           43.74       Feb. 16, 2015          0           47,948 DSUs        288,647
                       240,000           33.97       Feb. 14, 2016          0
------------------- --------------- ---------------- --------------- ---------------- ----------------- ---------------
R. A. Millos            36,000           6.00        Feb. 20, 2009         720
                        43,200           5.75        Feb. 14, 2010       11,664         14,482 RSUs         87,182
SVP, Finance and        30,000           33.20       Feb. 15, 2014          0           13,117 DSUs         78,964
CFO                     30,000           43.74       Feb. 16, 2015          0
                        60,000           33.97       Feb. 14, 2016          0
------------------- --------------- ---------------- --------------- ---------------- ----------------- ---------------
R. J. Vance
                        33,300           33.20       Feb. 15, 2014          0
SVP, Corporate          40,000           43.74       Feb. 16, 2015          0           34,728 RSUs        209,063
Development             80,000           33.97       Feb. 14, 2016          0

------------------- --------------- ---------------- --------------- ---------------- ----------------- ---------------

===================================================================================== =================================
                                OPTION-BASED AWARDS                                          SHARE-BASED AWARDS
------------------- --------------- ---------------- --------------- ---------------- ----------------- ---------------
                                                                                                          Market or
                      Number of                                         Value of                         Payout Value
       Name           Securities        Option                         Unexercised     No. of Shares       of Share
                      Underlying    Exercise Price   Option Expiry    In-The-Money     or Units that     Awards that
                     Unexercised                          Date         Options (1)    have not vested      have not
                       Options            ($)                              ($)              (#)           vested (2)
                         (#)                                                                                 ($)
------------------- --------------- ---------------- --------------- ---------------- ----------------- ---------------
P. C. Rozee             36,000           6.00        Feb. 20, 2009         720
                        30,000          12.545       Feb. 20, 2010          0           19,386 RSUs        116,704
SVP, Commercial         20,000           22.64       Mar. 14, 2011          0           15,341 DSUs         92,353
Affairs                 30,000           33.20       Feb. 15, 2014          0
                        40,000           43.74       Feb. 16, 2015          0
                        80,000           33.97       Feb. 14, 2016          0

------------------- --------------- ---------------- --------------- ---------------- ----------------- ---------------
D. H. Horswill
                        5,000           12.545       Feb. 20, 2010          0           27,601 DSUs        166,158
SVP,                    20,000           22.64       Mar. 14, 2011          0
Sustainability &        30,000           33.20       Feb. 15, 2014          0
External Affairs        30,000           43.74       Feb. 16, 2015          0
                        60,000           33.97       Feb. 14, 2016          0

------------------- --------------- ---------------- --------------- ---------------- ----------------- ---------------

Notes:

(1) Maximum value at December 31, 2008 calculated by determining the difference between the closing price of the Class B subordinate voting shares underlying the options on the TSX at December 31, 2008 ($6.02) and the exercise price of the options.

(2) Market or Payout Value calculated by multiplying the number of share units (RSUs and/or DSUs) held at December 31, 2008 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2008 ($6.02).

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

         The following table shows the incentive plan awards value vested or earned for each NEO for the fiscal year ending December 31, 2008.

    ================================= ================================ =================================
                     NAME                      OPTION-BASED             SHARE-BASED (DSU/RSU) AWARDS -
                                              AWARDS - VALUE                        VALUE
                                        VESTED DURING THE YEAR (1)          VESTED DURING THE YEAR
                                                    ($)                              ($)
    ================================= ================================ =================================
    D.R. Lindsay
    President and CEO                             997,667                  97,340 (2) / 97,340 (3)
    --------------------------------- -------------------------------- ---------------------------------
    R.A. Millos
    SVP Finance and CFO                             800                          57,254 (2) / 0 (3)
    --------------------------------- -------------------------------- ---------------------------------
    R.J. Vance
    SVP Corporate Development                       888                    46,096 (2) / 95,635 (3)
    --------------------------------- -------------------------------- ---------------------------------
    P.C. Rozee
    SVP Commercial Affairs                        133,453                        57,254 (2) / 0 (3)
    --------------------------------- -------------------------------- ---------------------------------
    D.H. Horswill
    SVP Sustainability and External               133,453                        57,254 (2) / 0 (3)
    Affairs
    ================================= ================================ =================================

Notes:

(1) The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Class B subordinate voting shares on the TSX and the exercise price on such vesting date.

(2) Deferred Share Units vested but are not redeemable until the recipient retires, resigns or their employment is otherwise terminated.

(3) The amount represents the aggregate dollar value that has been realized upon vesting of the share units as of December 19, 2008, using the closing price of the Class B subordinate voting shares on the TSX on December 18, 2008 ($5.38).

STOCK OPTION PLANS

         The Corporation maintains two stock option plans (defined as compensation plans under which Class B subordinate voting shares have been authorized for issuance): the 2001 Stock Option Plan and the 1995 Stock Option Plan. In addition, options (the "Merger Options") were issued in exchange for options of Teck Cominco Metals Ltd. (formerly Cominco Ltd.) in connection with the 2001 merger of the Corporation and Cominco Ltd. Since May 1, 2001 no further options have been or may be issued under the 1995 Stock Option Plan.

         The 2001 Stock Option Plan (the "Plan") continues to be instrumental in providing a market-competitive total compensation package for attracting and retaining executives and key employees and linking long-term compensation to the performance of the Class B subordinate voting shares. The eligible participants are full time employees of the Corporation and its affiliates, including the NEOs, and consultants to the Corporation. Option grants have a term of eight years and vest on the basis of one third on the first anniversary, one-third on the second anniversary and one-third on the third anniversary of the grant. The exercise price of an option is the closing price for the Class B subordinate voting shares on the Toronto Stock Exchange ("TSX") on the trading day preceding the date of grant of the option.

         As of December 31, 2008, there were 4,531,612 options outstanding representing 0.95% of the outstanding Class B subordinate voting shares and 5,727,569 options remaining available for issuance under the Plan, representing 1.2% of the outstanding Class B subordinate voting shares. The outstanding options and options available for issuance together represent 2.2% of the outstanding Class B subordinate voting shares. See also "Securities Authorized for Issuance Under Equity Compensation Plans" page 35.

         As of March 2, 2009, there were 6,639,280 options outstanding representing 1.4% of the outstanding Class B subordinate voting shares and 3,619,901 options remaining available for issuance under the Plan, representing 0.8% of the outstanding Class B subordinate voting shares. The outstanding options and options available for issuance together represent 2.2% of the outstanding Class B subordinate voting shares. Options are not assignable except to the personal registered retirement savings plan or personal registered retirement income fund of an optionee.

         The Plan provides that (i) the number of Class B subordinate voting shares issuable to insiders of the Corporation collectively at any time under all equity compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding common shares of the Corporation; (ii) the number of Class B subordinate voting shares issued to insiders of the Corporation under all equity compensation arrangements of the Corporation in any 12 month period may not exceed 10% of the issued and outstanding common shares of the Corporation; (iii) the number of Class B subordinate voting shares issuable to any one person at any time under all equity compensation arrangements of the Corporation may not exceed 5% of the issued and outstanding common shares of the Corporation.

         In lieu of exercising an option, an optionee may exercise the right to realize the appreciation in value of the option (the "Share Appreciation Right"). The Share Appreciation Right per option is the "market value" of the Class B subordinate voting share less the option exercise price. The "market value" is the weighted average price of the Class B subordinate voting share for the five business days preceding the date of receipt by the Corporation from the optionee of a notice of exercise of the Share Appreciation Right.

         In the case of the death of an employee participant under the Plan, the legal representative of the participant may exercise the participant's options that have vested as of the date of death or that vest within three years of the date of death in whole at any time or in part from time to time until the earlier of (i) the third anniversary of the date of death; and (ii) the date that is the later of the first anniversary of the date of death and the date of expiry of such option.

         In the case of the death of a director participant under the Plan, the legal representative of the participant may exercise the participant's options that have vested as of the date of death or that vest within one year of the date of death in whole at any time or in part from time to time until one year after the date of death, notwithstanding the date of expiry of such option.

         In the case of termination of the employment of an optionee, other than by death or dismissal for cause, after the optionee has reached the normal retirement age under the Corporation's policies, all options vest on the date of retirement and may be exercised until the earlier of the third anniversary of the date of retirement or the expiry date of the option. If an optionee retires before the normal retirement age at the request or with the concurrence of the Corporation, options that have vested prior to the retirement are exercisable until a date not later than the expiry date, as determined by the President of the Corporation and further subject to the President's discretion to treat the optionee as if he or she had reached the normal retirement age. If an employee resigns in circumstances other than as described above, options held by the employee that have vested prior to the date of resignation may be exercised until the earlier of 90 days after the date of resignation or the expiry date of the option. If an employee is terminated by the Corporation otherwise than for cause or as described above, than options that have vested prior to the termination are exercisable until the earlier of one year after the date of termination of employment or the expiry date of the option.

         In the case of the termination of the appointment or engagement of directors and consultants who are not full-time employees, the options that vested prior to the termination of membership on the Board or termination of the consulting agreement are exerciseable until the earlier of one year after the termination or the expiry date of the option.

         The Board has the power to make amendments to the Plan without the approval of shareholders of the Corporation other than amendments relating to the following, which require shareholder approval: (i) the limitations on grants of options to insiders and the number of shares that may be reserved for issuance to insiders; (ii) the maximum number of shares reserved for issuance upon exercise of options; (iii) the eligibility of non-executive directors for the grant of options; (iv) any decrease in the exercise price of outstanding options; (v) the extension of the term of an outstanding option other than as contemplated in the event of the death of the optionee. In addition, amendments that will adversely affect outstanding options require the consent of the optionee.

SHARE UNIT PLANS

         Effective April 28, 2004, directors and senior executive officers were eligible to participate in the Corporation's Deferred Share Unit Plan ("DSU") or Restricted Share Unit Plan ("RSU"). These plans provide for an annual grant to each director and certain senior executive officers. Non-executive directors also have the right to elect on an annual basis to receive some or all of their annual retainer in DSUs. Dividend equivalents are credited to a participant's account in the form of additional DSUs or RSUs as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares, based on the closing price of the shares on the dividend payment date. In the case of the senior executive officers, DSUs and RSUs vest on the third anniversary of the end of the calendar year immediately preceding the date of grant. DSUs are paid out in cash on termination of employment, retirement or death. DSUs for directors are paid out in cash when the participant ceases to be a member of the Board. RSUs are paid out in cash prior to the third anniversary of the year ended immediately prior to the grant.

         Other executives and managers became eligible to participate in the share unit plans in 2005. As of December 31, 2008, directors, executives and managers held a total of 586,040 DSUs and 515,160 RSUs.

PENSIONS

DEFINED BENEFITS PENSION

         Mr. Lindsay, CEO, is accruing benefits under the Corporation's Pension Plan for Executive and Qualified Senior Salaried Employees (the "Retirement Plan"), a registered pension plan under the Income Tax Act and under an Executive Retirement Agreement (the "Executive Agreement"). His total annual retirement benefit is equal to 2.5% of highest average annual earnings in a 36 consecutive month period, multiplied by years of service. Earnings include base pay only and exclude bonuses and director's fees. The normal retirement age for payment of the accrued pension is age 60. Mr. Lindsay may retire at any time after attainment of age 55 or, with the consent of the Corporation, upon completion of 10 years of continuous service. His accrued pension payable at his early retirement date will be reduced on an actuarial equivalent basis to reflect commencement prior to age 60. The pension is payable in the form of a joint and two-thirds survivor pension with a five year guarantee.

         Mr. Rozee, SVP, Commercial Affairs is accruing benefits under the Retirement Plan and under a supplemental pension arrangement. His total annual retirement benefit is equal to 2.0% of highest average annual earnings in a 36 consecutive month period, multiplied by years of service. Earnings include base pay only and exclude bonuses and director's fees. The normal retirement age for payment of the accrued pension is age 60. Mr. Rozee may retire at any time after attainment of age 55. His accrued pension payable at his early retirement date will be reduced on an actuarial equivalent basis to reflect commencement prior to age 60. The pension is payable in the form of a joint and 60% survivor pension with a five year guarantee.

         The following table provides relevant information with respect to the pension entitlements of Mr. Lindsay and Mr. Rozee as of December 31, 2008:

========================================================================================================================
                          Annual Benefits Payable
------------------------  ------------------------- --------------------------------------------------------------------
Name          Years of    Accrued      At Age 65       Accrued        Compensatory    Non-Compensatory      Accrued
              Credited    at End of                 Obligation at                                        Obligation at
               Service       Year                   Start of Year                                         End of Year
------------- ----------- ----------- ------------- --------------- ----------------- ----------------- ----------------
D.R. Lindsay     4.00      $104,800     $492,300      $1,008,000        $336,000         $(456,000)        $888,000

P.C. Rozee       7.75      $69,200      $215,300       $722,000         $108,000         $(272,000)        $558,000
========================================================================================================================

         The  annual  benefits  payable  are based on  highest  annual  average earnings at December 31, 2008. The actuarial valuation method and the significant assumptions that the Corporation applied in quantifying the accrued obligation at the end of the year are described in the footnotes to the Corporation's financial statements for the year ended December 31, 2008. The amounts in the "compensatory" column include the service cost for the year and the impact of any differences between the estimated earnings at the start of the year and the actual earnings at the end of the year on the accrued obligation. The amounts shown in the "non-compensatory" amounts include interest and the impact of changes that were made to the assumptions used to value the accrued benefits, the results of which reduced the accrued obligation.

DEFINED CONTRIBUTION PENSION

         Mr. Millos, Mr. Vance and Mr. Horswill are participants in the defined contribution provision of the Teck Cominco Metals Ltd. Retirement Income Plan (the "DC Pension Plan"), a registered pension plan under the Income Tax Act, and the defined contribution provision of the Supplementary Retirement Income Plan (the "DC Supplementary Plan"). The DC Pension Plan provides for vesting on date of entry to the DC Pension Plan and the DC Supplementary Plan provides for 100% vesting after the completion of five years of service from the date of becoming a DC Supplementary Plan member.

         For each of the these NEOs, the contributions remitted in 2008 by the Corporation to the DC Pension Plan were equal to the maximum contribution limit under the Income Tax Act of $21,000. The DC Supplementary Plan provides for notional contributions of 13% of earnings minus the contributions remitted to the DC Pension Plan. Earnings include base pay only and exclude bonuses and directors' fees. Each NEO's notional account balance under the DC Supplementary Plan is credited with notional investment income based on the investment return earned by the NEO under the DC Pension Plan. The account balances under the DC Pension Plan are invested in accordance with the individual participants' election from the investment options offered by the Corporation to all plan members including Canadian, U.S., International and Foreign Equity funds, a Bond fund, a Money Market Fund, five Asset Mix options and a Guaranteed Investment Certificate.

         Upon retirement, the participant is entitled to the distribution of the accumulated value of the Corporation's contributions under the DC Pension Plan as a lump sum and to the distribution of the accumulated value of the notional contributions under the DC Supplementary Plan as a series of 120 equal monthly payments.

         The amounts reported in the table below show the combined defined contribution account balances for the two plans for each of the NEOs at the start of the year and at the end of the year, including a reconciliation of the change in the defined contribution account balances.

    ================ ===================== ================= ===================== ==================
           NAME       ACCUMULATED VALUE      COMPENSATORY      NON-COMPENSATORY     ACCUMULATED VALUE
                       AT START OF YEAR                                                AT YEAR END
    ================ ===================== ================= ===================== ==================
    R.A. Millos           $ 267,700            $ 57,200           ($ 55,400)            $ 269,500
    ---------------- --------------------- ----------------- --------------------- ------------------
    R.J. Vance            $ 123,400            $ 70,200           ($ 39,200)            $ 154,400
    ---------------- --------------------- ----------------- --------------------- ------------------
    D.H. Horswill         $ 559,900            $ 61,700           ($ 77,700)            $ 543,900
    ================ ===================== ================= ===================== ==================

         The amounts in the "compensatory" column include the employer contributions to the DC Pension Plan and notional contributions to the participant's DC Supplementary Plan accounts. The amounts shown in the "non-compensatory" column represent the investment earnings during the year, which for 2008 were negative.

         None of these NEOs participate in defined benefit pension plan arrangements.

TERMINATION AND CHANGE IN CONTROL

         The employment agreements cover position, term, duties, employee obligations, compensation including base salary, bonus, share units and stock options, pension, other benefits, vacation and car benefit, and provisions covering termination for cause, without cause and in the event of a change in control. If the CEO's employment is terminated by the Corporation without cause or by the CEO for good reason subsequent to a change in control, the Corporation will pay the CEO a lump sum equal to three times the CEO's base salary plus an amount equal to three times the average amount of the bonus received by the CEO for the three years immediately preceding the year in which the termination of employment occurs. For the other NEOs, the Corporation will pay a lump sum equal to two times base salary plus an amount equal to two times the average amount of the bonus received by the executive for the three years immediately preceding the year in which the termination of employment occurs. In the event of a change in control, all unvested stock option and share unit grants vest and become payable.

         Where the executive is terminated without cause, in order to receive these payments, the executive must (i) not use knowledge or experience gained as an employee of the Corporation in any manner which would be detrimental to the business interests of the Corporation or its affiliates, (ii) not directly or indirectly recruit or solicit any employee of the Corporation for a period of 12 months following termination, (iii) keep non-public information concerning the business of the Corporation and its affiliates, including information related to business opportunities, in strictest confidence, (iv) comply with the Corporation's Employee Technology and Confidentiality Agreement and the Code of Ethics, and (v) upon termination, return to the Corporation all assets of the Corporation including any documents, recordings or other format on which information of the Corporation is stored. These obligations do not apply if the executive is terminated by the Corporation within 12 months of a change in control or where the executive resigns for good reason within 12 months of the change in control.

         The following table shows the estimated compensation where an NEO is terminated without cause, or following a change in control as if the termination occurred on December 31, 2008.

     ============================ ============================================= =================== =================
       NAMED EXECUTIVE OFFICER                       TITLE                         TERMINATION        TERMINATION
                                                                                  WITHOUT CAUSE        CHANGE IN
                                                                                                        CONTROL
     ============================ ============================================= =================== =================
     D.R. Lindsay                 President and CEO                                 $6,132,000         $6,720,708
     ---------------------------- --------------------------------------------- ------------------- -----------------
     R.A. Millos                  SVP, Finance and CFO                              $1,430,000         $1,599,752
     ---------------------------- --------------------------------------------- ------------------- -----------------
     R.J. Vance                   SVP, Corporate Development                        $1,750,000         $1,959,063
     ---------------------------- --------------------------------------------- ------------------- -----------------
     P.C. Rozee                   SVP, Commercial Affairs                           $1,660,000         $1,873,433
     ---------------------------- --------------------------------------------- ------------------- -----------------
     D.H. Horswill                SVP, Sustainability and External Affairs          $1,530,000         $1,699,776
     ============================ ============================================= =================== =================

There would be no incremental payments in connection with the resignation or retirement of the above NEOs other than as described above.

                            SHARE PERFORMANCE GRAPH

     The following graph illustrates the Corporation's five-year (to December 31, 2008) cumulative total shareholder return (assuming reinvestment of dividends on each dividend payment date) on a $100 investment on January 1, 2003 in Class A common shares and Class B subordinate voting shares compared to the return on a comparable investment on the Diversified Metals & Mining Index (Sub Industry), the S&P TSX Composite Index and the Materials Index (Sector).

         The trend shown by the performance graph below represents strong growth in shareholder returns through 2007, followed by a decrease starting in the second half of the last financial year. Executive compensation increased through this period, including base salary, bonus, and long-term incentive grants awarded at the beginning of 2008. However, compensation adjustments in 2009 reflect the current market conditions, where base salaries have been frozen, and bonus and long-term incentive awards have been significantly reduced.


                TECK COMINCO LIMITED COMPARISON OF 5 YEAR TOTAL
                          COMMON SHAREHOLDERS' RETURN
-------------------------------------------------------------------------------
                                        2003   2004   2005   2006   2007  2008
-------------------------------------------------------------------------------
 Teck A                                  100    161    287    405    410    68
-------------------------------------------------------------------------------
 Teck B                                  100    170    290    422    349    60
-------------------------------------------------------------------------------
 Diversified Metals & Mining Index
 (Sub Industry)                          100    115    169    283    328    99
-------------------------------------------------------------------------------
 Materials Index (Sector)                100    107    123    172    224   165
-------------------------------------------------------------------------------
 S&P/TSX Composite Index                 100    114    142    167    183   123
-------------------------------------------------------------------------------


                           COMPENSATION OF DIRECTORS

         Commencing on April 25, 2007 the Corporation paid each of its directors an annual retainer of $40,000. In addition, the Chairman of the Board was paid an annual retainer of $300,000, the non-executive Lead Director of the Board was paid an annual retainer of $100,000, the Chairman and Deputy Chairman of the Audit Committee received additional fees of $20,000 and the Chairs of the Executive Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee, Safety and Sustainability Committee and Reserves Committee received an additional fee of $3,500 per annum.

         Directors who were not executives of the Corporation also received a fee of $1,500 for each Board meeting attended and $1,500 for each committee meeting attended, $6,000 per annum for service on the Audit Committee, $4,000 per annum for service on the Executive Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee, Safety and Sustainability Committee and Reserves Committee, reimbursement of all travel costs, a payment of $1,500 per annum for other expenses related to their duties and $1,000 per meeting fee for each director who travels from out of province the day before a Board meeting.

         In conjunction with our asset sale and debt restructuring initiatives, the Board asked the Executive Committee to meet weekly with the CEO to monitor progress and support Management's efforts. The Committee members have waived meeting fees for this additional oversight responsibility. Four meetings were held on this basis in 2008 and they will continue into 2009 until the restructuring is complete.

         Directors are also eligible for participation in the Corporation's Deferred Share Unit Plans (see page 28). On April 23, 2008 non-executive directors received 2,100 share units with a grant day value of $47.50 per unit. The Chairman received 6,300 units with a grant day value of $47.50 per unit.

         The following table sets forth all annual compensation paid in respect of the directors of the Corporation at December 31, 2008, other than Mr. Lindsay whose compensation as a director is fully reflected in the summary compensation table for NEOs.

SUMMARY COMPENSATION TABLE - DIRECTORS

         ====================== ================= ========================= ==================
                  NAME             FEES EARNED      SHARE-BASED AWARDS ($)        TOTAL
                   (1)                 ($)                 (2) (3)                 ($)
         ====================== ================= ========================= ==================
         M. M. Ashar                  68,500               120,758               189,258
         ---------------------- ----------------- ------------------------- ------------------
         J. B. Aune                  105,500               116,650               222,150
         ---------------------- ----------------- ------------------------- ------------------
         J. H. Bennett                66,125               152,363               218,488
         ---------------------- ----------------- ------------------------- ------------------
         H. J. Bolton                115,000               116,650               231,650
         ---------------------- ----------------- ------------------------- ------------------
         N. B. Keevil                380,500               302,359               682,859
         ---------------------- ----------------- ------------------------- ------------------
         N. B. Keevil, III            96,500               117,529               214,029
         ---------------------- ----------------- ------------------------- ------------------
         T. Kuriyama                  44,500               143,588               188,088
         ---------------------- ----------------- ------------------------- ------------------
         T. Mochihara                 86,000               117,533               203,533
         ---------------------- ----------------- ------------------------- ------------------
         D. G. Pannell                47,125               143,588               190,713
         ---------------------- ----------------- ------------------------- ------------------
         J. G. Rennie                 69,625               143,588               213,213
         ---------------------- ----------------- ------------------------- ------------------
         W.S.R. Seyffert             208,500               146,807               355,307
         ---------------------- ----------------- ------------------------- ------------------
         K. E. Steeves                85,375               157,047               242,422
         ---------------------- ----------------- ------------------------- ------------------
         C. M. T. Thompson           126,000               114,209               240,209
         ====================== ================= ========================= ==================

Notes:
         (1) Director Fees paid to D. R. Lindsay are reflected in the table on page 24.

         (2) The value noted is the grant date value.

         (3) Dividend equivalents are credited to a participant's account in the form of additional share units as of each payment date in respect of which cash dividends are paid on the Class B subordinate voting shares.


         On April 28, 2004, the Board discontinued grants of options under the 2001 Stock Option Plan to non-executive directors. Non-executive directors that continue to hold options that were granted to them previously are summarized in the table below.

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

         The following table shows all awards outstanding to each director for the fiscal year ending December 31, 2008.

======================================================================================== =================================

                                  OPTION-BASED AWARDS                                           SHARE-BASED AWARDS
---------------------------------------------------------------------------------------- ---------------------------------
                          Number of                                                                          Market or
                         Securities                                        Value of       No. of Shares     Payout Value
         Name            Underlying        Option                         Unexercised     or Units that       of Share
         (1)             Unexercised   Exercise Price   Option Expiry    In-The-Money    have not vested    Awards that
                           Options                           Date        Options ((2))         (#)            have not
                                             ($)                              ($)                           vested ((3))
                             (#)                                                                                ($)
----------------------- -------------- ---------------- --------------- ---------------- ----------------- ---------------
M. M. Ashar                   0               0              n/a               0                0                0
----------------------- -------------- ---------------- --------------- ---------------- ----------------- ---------------
                           36,000           5.75        Feb. 14, 2010        9,720
J. B. Aune                 36,000           5.09        Feb. 12, 2011       33,660              0                0
                           20,000           5.36        Apr. 23, 2009       13,200
----------------------- -------------- ---------------- --------------- ---------------- ----------------- ---------------
J. H. Bennett                 0               0              n/a               0                0                0
----------------------- -------------- ---------------- --------------- ---------------- ----------------- ---------------
H. J. Bolton                  0               0              n/a               0                0                0
----------------------- -------------- ---------------- --------------- ---------------- ----------------- ---------------
N. B. Keevil               200,000          5.36        Apr. 23, 2009       64,560          13,208 RSU         79,512
----------------------- -------------- ---------------- --------------- ---------------- ----------------- ---------------
N. B. Keevil III              0               0              n/a               0            4,609 RSU          27,746
----------------------- -------------- ---------------- --------------- ---------------- ----------------- ---------------
T. Kuriyama                   0               0              n/a               0                0                0
----------------------- -------------- ---------------- --------------- ---------------- ----------------- ---------------
T. Mochihara                  0               0              n/a               0                0                0
----------------------- -------------- ---------------- --------------- ---------------- ----------------- ---------------
D.G. Pannell                  0               0              n/a               0                0                0
----------------------- -------------- ---------------- --------------- ---------------- ----------------- ---------------
J. G. Rennie                  0               0              n/a               0                0                0
----------------------- -------------- ---------------- --------------- ---------------- ----------------- ---------------
W.S.R. Seyffert            20,000           4.48        Apr. 27, 2010       30,900              0                0
                           36,000           5.09        Feb. 12, 2011       33,660              0                0
----------------------- -------------- ---------------- --------------- ---------------- ----------------- ---------------
K. E. Steeves                 0               0              n/a               0                0                0
----------------------- -------------- ---------------- --------------- ---------------- ----------------- ---------------
C.M. T. Thompson              0               0              n/a               0            2,486 RSU          14,966
======================= ============== ================ =============== ================ ================= ===============

NOTES:

(1)  Information on D. R. Lindsay is reflected in the table on page 25.

(2) Maximum value at December 31, 2008 calculated by determining the difference between the closing price of the Class B subordinate voting shares underlying the options on the TSX at December 31, 2008 ($6.02) and the exercise price of the options.

(3) Market or Payout Value calculated by multiplying the number of RSU held at December 31, 2008 by the closing price of the Class B subordinate voting shares on the TSX at December 31, 2008 ($6.02).

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

         The following table shows the incentive plan awards value vested or earned for each director for the fiscal year ending December 31, 2008.

================================= ================================ =================================
                                           OPTION-BASED             SHARE-BASED (DSU/RSU) AWARDS -
                 NAME                     AWARDS - VALUE                        VALUE
                 (1)               VESTED DURING THE YEAR ((2))    VESTED DURING THE YEAR ((3)) (4)
                                                ($)                              ($)
================================= ================================ =================================
M. M. Ashar                                      0                           120,758 / 0
--------------------------------- -------------------------------- ---------------------------------
J. B. Aune                                       0                           116,650 / 0
--------------------------------- -------------------------------- ---------------------------------
J. H. Bennett                                    0                           152,363 / 0
--------------------------------- -------------------------------- ---------------------------------
H. J. Bolton                                     0                           116,650 / 0
--------------------------------- -------------------------------- ---------------------------------
N. B. Keevil                                     0                            0 / 78,589
--------------------------------- -------------------------------- ---------------------------------
N. B. Keevil, III                                0                         16,743 / 13,713
--------------------------------- -------------------------------- ---------------------------------
T. Kuriyama                                      0                           143,588 / 0
--------------------------------- -------------------------------- ---------------------------------
T. Mochihara                                     0                           117,533 / 0
--------------------------------- -------------------------------- ---------------------------------
D. G. Pannell                                    0                           143,588 / 0
--------------------------------- -------------------------------- ---------------------------------
J. G. Rennie                                     0                           143,588 / 0
--------------------------------- -------------------------------- ---------------------------------
W.S.R. Seyffert                                  0                           146,807 / 0
--------------------------------- -------------------------------- ---------------------------------
K. E. Steeves                                    0                           157,047 / 0
--------------------------------- -------------------------------- ---------------------------------
C. M. T. Thompson                                0                         111,804 / 13,714
================================= ================================ =================================

NOTES:

(1)  Information on D. R. Lindsay is reflected in the table on page 26.

(2)  No outstanding options held by directors vested during 2008.

(3) The amount represents the aggregate dollar value that has been realized upon vesting of the share units as of the vesting date. As directors' DSUs vest immediately, the market value for DSUs was as of the grant date.

(4) DSUs vested on the grant date but are not redeemable until the recipient retires, resigns or their employment is otherwise terminated. The value of the DSUs on the payout date is based on the price of the Class B subordinate voting shares on the payout date and, accordingly, the amount of the final payout is not known until that time.

MANDATORY SHAREHOLDING POLICY FOR DIRECTORS

         In February 2007, the Board amended the Mandatory Shareholding Policy (the "Policy") for non-executive directors. The amendment requires directors to own shares and/or DSUs or RSUs equivalent in value to five times their annual retainer including both cash and unit compensation. Directors have a period of five years from the institution of the policy or the date they join the Board within which to reach the mandatory level.

                          SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

================================ ============================ ============================ ============================
                                                                                              NUMBER OF SECURITIES
                                 NUMBER OF SECURITIES TO BE    WEIGHTED-AVERAGE EXERCISE     REMAINING AVAILABLE FOR
                                   ISSUED UPON EXERCISE OF       PRICE OF OUTSTANDING         FUTURE ISSUANCE UNDER
         PLAN CATEGORY               OUTSTANDING OPTIONS                OPTIONS             EQUITY COMPENSATION PLANS
                                                                                              (EXCLUDING SECURITIES
                                             (a)                         (b)                       REFLECTED IN
                                                                                                    COLUMN (a))
                                                                                                        (c)
================================ ============================ ============================ ============================
Equity Compensation Plans               4,531,612(1)                    $28.282                     5,727,569
approved by shareholders
-------------------------------- ---------------------------- ---------------------------- ----------------------------
Equity Compensation Plans not
approved by shareholders                     N/A                          N/A                          N/A
-------------------------------- ---------------------------- ---------------------------- ----------------------------
Total                                   4,531,612 (2)                   $28.282                   5,727,569 (2)
================================ ============================ ============================ ============================

Notes:

(1) The Class B subordinate voting shares to be issued upon exercise of outstanding options are comprised of (i) 4,322,212 Class B subordinate voting shares reserved for issuance in respect of options previously granted under the 2001 Stock Option Plan and (ii) 209,400 Class B subordinate voting shares reserved for issuance in respect of options issued in connection with the Merger Options. The aggregate number of Class B subordinate voting shares reserved for issuance in respect of such outstanding options represents 0.93% of the aggregate number of Class A common shares and Class B subordinate voting shares and 0.95% of the outstanding Class B subordinate voting shares.

(2) The aggregate of 10,529,181 Class B subordinate voting shares reserved for issuance under (i) the 2001 Stock Option Plan in respect of outstanding options and options which may be granted in future thereunder and (ii) outstanding options granted in 2001 as a result of the merger of the Corporation and Cominco Ltd. represents 2.16% of the aggregate number of outstanding Class A common shares and Class B subordinate voting shares and 2.20% of the number of outstanding Class B subordinate voting shares.


                                   INSURANCE

         General By-law No. 1 of the Corporation provides for the indemnification of each director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any action or proceeding to which he or she is made a party by reason of being a director or officer of the Corporation, subject to the limitations contained in General By-law No. 1 and in the CANADA BUSINESS CORPORATIONS ACT. Further to General By-Law No. 1, each director and officer is provided with an Indemnity Agreement consistent with the by-law provisions.

         During 2008, the Corporation purchased policies of insurance for the benefit of itself and its directors and officers against liability incurred by them in the performance of their duties as directors or as officers. The cumulative amount of the premium paid in respect of the policies in 2008 was approximately US$2,353,324. The entire premium was paid by the Corporation. The aggregate amount of coverage under the policies was US$140 million in respect of the directors and officers and US$130 million in respect of the Corporation. There is no deductible in the case of directors and officers and a deductible of US$100,000 for the Corporation. The policies contain standard industry exclusions and no claims have been made to date.


               SHAREHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING

         In order to be included in proxy material for the 2010 Annual Meeting of shareholders, shareholder proposals must be received by the Corporation at its offices at Suite 3300, Bentall 5, 550 Burrard Street, Box 31, Vancouver, British Columbia, V6C 0B3, Attention: Corporate Secretary, no later than November 27, 2009.

                             ADDITIONAL INFORMATION

         Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary at Suite 3300 - 550 Burrard Street, Vancouver, British Columbia, V6C 0B3:

(i) the 2008 Annual Report to shareholders containing the consolidated financial statements for the year ended December 31, 2008, together with the accompanying report of the external auditor;

(ii)     this Management Proxy Circular;

(iii)    the Corporation's most recent Annual Information Form;

(iv)     comparative financial statements for the year ended December 31, 2008;
         and

(v) Management's Discussion and Analysis in respect of the comparative financial statements for the year ended December 31, 2008 ("MD&A").

         Financial information is provided in the Corporation's comparative financial statements and MD&A for 2008.

         Additional information relating to the Corporation is on SEDAR at www.sedar.com.

                          BOARD OF DIRECTORS' APPROVAL

         The contents and sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.

         DATED this 2nd day of March, 2009.



                                                      By Order of the Board

                                                      "KAREN L. DUNFEE"

                                                      Karen L. Dunfee
                                                      Corporate Secretary

                                   SCHEDULE A
                             AMENDMENT OF ARTICLES

The following special resolution is being submitted for consideration at the Meeting and, if thought advisable, approval:

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. the articles of Teck Cominco Limited (the "CORPORATION") be and are hereby amended to:

     (a) delete in their entirety, the authorized but unissued Preference Shares Series 1 and the authorized but unissued Preference Shares Series 2 in the capital of the Corporation, and the rights, privileges, restrictions and conditions attaching thereto; and

     (b)  change the Corporation's name to:

           Teck Resources Limited
           Ressources Teck Limitee

          or to such other name as may be deemed appropriate by the directors of the Corporation, in their sole discretion and to provide that the Corporation may use its name in either the English form, the French form or a combination of the English form and the French form.

2. notwithstanding that this resolution has been duly passed by the holders of Class A common shares of the Corporation (the "CLASS A HOLDERS") and the holders of the Class B Subordinate Voting shares of the Corporation (together with the Class A Holders, the "SHAREHOLDERS"), the directors of the Corporation, in their sole discretion, be and they are hereby authorized and empowered, without further approval of the Shareholders, to revoke, postpone and/or abandon this resolution at any time prior to the filing of articles of amendment; and

3. any one officer or director of the Corporation be and is hereby authorized and directed to prepare, execute (whether under the corporate seal or otherwise) and deliver any and all such other instrument(s) in the name and on behalf of the Corporation, and to do and to perform or cause to be done and performed any and all such other acts and things as such officer or director may determine to be necessary or advisable in order to carry out the purposes and intent of the foregoing resolution, the execution, delivery and filing of any and all such other instrument(s) and the performance or the causing of the performance of any and all such other acts and things to be conclusive evidence of such determination.

                                   SCHEDULE B
                       MANDATE OF THE BOARD OF DIRECTORS

         The Board of Directors is responsible for the stewardship of the Corporation. The Board has implemented a system of corporate governance that is designed to assist the Board in overseeing the management of the business and affairs of the Corporation. Management of the Corporation and execution of the strategic plan is delegated to the Chief Executive Officer and Management. The Board provides guidance and direction to Management in pursuit of the Corporation's goals and strategic plans and, without limiting the foregoing, is responsible for:

(a) selecting, setting goals for, monitoring the performance and competence of and planning for the succession of the Chief Executive Officer (CEO) and satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create a culture of integrity throughout the organization;

(b)      succession   planning,   including  the  training  and  monitoring  of
         Management;

(c)      with  the  advice  of  the  Compensation   Committee,   approving  the
         compensation   of  the  senior   management   team  and  approving  an
         appropriate compensation program for the Corporation's personnel;

(d) approving the annual and quarterly reports, including the financial statements and related regulatory filings prior to their filing with applicable regulatory agencies and their release to the public;

(e) adopting a strategic planning process in approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(f) identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage those risks;

(g) adopting a communication and continuous disclosure policy for the Corporation and monitoring its implementation;

(h) overseeing the policies and procedures implemented by Management to ensure the integrity of the Corporation's internal control, financial reporting and management information systems;

(i) adopting an appropriate, formal orientation program for new directors and ongoing education sessions on the various business units and strategies of the Corporation for all directors;

(j) appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those which pertain to items which, under the CANADA BUSINESS CORPORATIONS ACT, a Board committee has no authority to exercise;

(k) determining whether individual directors meet the requirements for independence set out in the rules of the stock exchanges and securities regulatory authorities to which the Corporation is subject, and make such disclosures as are required with respect to that determination; and

(l)      developing  the  Corporation's   approach  to  corporate   governance,
         including developing a set of corporate governance principles and guidelines that are specifically applicable to Teck.

DECISIONS REQUIRING BOARD APPROVAL

         The CEO has been delegated by the Board the authority to approve individual commitments and expenditures for any corporate purpose up to a maximum of $10 million per item or group of similar items. The CEO, together with the Chairman, have been delegated the authority to approve individual commitments and expenditures for any corporate purpose up to a maximum of $20 million per item or group of similar items. The CEO is also authorized to approve commitments and expenditures of any amount for purposes that have appeared in a financial plan or otherwise have been adopted by the Board of Directors. Projects involving expenditures or commitments in excess of these limits must receive Board approval. The Board retains responsibility for significant changes in the Corporation's affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures. No securities can be issued without the authorization of the Board and the Board must specifically authorize the purchase, redemption or other acquisition of shares issued by the Corporation.

MEASURES FOR RECEIVING FEEDBACK FROM SECURITY HOLDERS

         The Corporation has an investor relations department which is responsible for communications with investors. Investors have the opportunity to provide feedback to the Corporation via the investor relations group through email at the Corporation's website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, the Corporation regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and senior management present at the meeting. The investor relations department responds to all investor enquiries in a timely manner either directly or by passing the request along to the appropriate department in the Corporation for their response. Investor feedback is evaluated by the Vice President, Investor Relations & Strategic Analysis and summarized for senior management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion. Significant shareholder comments and analysts' reports on the Corporation are reported quarterly to the Board.

EXPECTATIONS OF MANAGEMENT

         The day-to-day management of the Corporation and its operations is the responsibility of Management under the direction of the CEO. The Board expects Management to manage and maintain the Corporation's operations efficiently and safely. The Board has adopted a Code of Ethics that requires each employee to maintain the highest ethical standards of behaviour while conducting the Corporation's business.

EXPECTATIONS AND RESPONSIBILITIES OF DIRECTORS

         Directors are expected to attend all regularly scheduled Board and Committee meetings and to have reviewed in advance the meeting materials.

DIRECTOR ORIENTATION AND EDUCATION

         The Board shall ensure that all new directors receive a comprehensive orientation. New directors shall be provided with a copy of the Corporation's key policies, codes and mandates. The Board shall encourage and provide continuing education opportunities to directors including regularly scheduled briefings on the Corporation's operations, business and key issues.

                                   SCHEDULE C
                  DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The following table discloses the Corporation's current corporate governance practices in accordance with the requirements of National Instrument 58-101.

-------------------------------------------------------- ----------------- ------------------------------------------------------
                                                           Teck Cominco
Disclosure Requirement under Form 58-101F1                  Compliance     Comments & Discussion

-------------------------------------------------------- ----------------- ------------------------------------------------------
1.  (a)  Disclose  the  identity  of directors  who are        Yes         The Board has determined that all of the directors of
         independent.                                                      the Corporation with the exception of Messrs. Keevil,
                                                                           Keevil  III  and   Lindsay   are   independent.   See
                                                                           disclosure under the "Election of Directors"  section
                                                                           of this Management Proxy Circular.
-------------------------------------------------------- ----------------- ------------------------------------------------------
    (b)  Disclose the identity of directors who are not        Yes         See  disclosure  under the  "Election  of  Directors"
         independent,  and  describe the basis for that                    section of this Management Proxy Circular.
         determination.
-------------------------------------------------------- ----------------- ------------------------------------------------------
    (c)  Disclose   whether  or  not  a   majority   of        Yes         11  of  14  or  79%  of  the  Corporation's   current
         directors  are  independent.  If a majority of                    directors are independent.
         directors are not  independent,  describe what
         the board of directors  (the  "Board") does to
         facilitate   its   exercise   of   independent
         judgment in carrying out its responsibilities.

-------------------------------------------------------- ----------------- ------------------------------------------------------
    (d)  If a director  is  presently a director of any       Yes         Such other  directorships  have been disclosed in the
         other  issuer that is a  reporting  issuer (or                   "Election of  Directors"  section of this  Management
         the equivalent) in a jurisdiction or a foreign                   Proxy Circular.
         jurisdiction,  identify  both the director and
         the other issuer.
-------------------------------------------------------- ----------------- ------------------------------------------------------
    (e)  Disclose   whether  or  not  the   independent        Yes         The Board has  adopted a policy  for the  independent
         directors  hold regularly  scheduled  meetings                    members  of the  Board  to  meet  without  Management
         at   which   non-independent   directors   and                    present  at  regularly   scheduled  meetings  of  the
         members of management  are not in  attendance.                    Board.  These  sessions are of no fixed  duration and
         If  the   independent   directors   hold  such                    participating  directors are  encouraged to raise and
         meetings,  disclose  the  number  of  meetings                    discuss  any issues of  concern.  In camera  sessions
         held since the  beginning of the issuer's most                    are on each  meeting  agenda  and were  held at three
         recently  completed  financial  year.  If  the                    meetings of the Board in 2008.
         independent   directors   do  not  hold   such
         meetings,  describe  what  the  Board  does to
         facilitate  open and candid  discussion  among
         its independent directors.
-------------------------------------------------------- ----------------- ------------------------------------------------------
    (f)  Disclose  whether  or  not  the  chair  of the        Yes         Norman B. Keevil  serves as the Board  Chair,  and is
         Board  is  an  independent  director.  If  the                    not an independent  director.  He has served as Board
         Board has a Chair or Lead  Director  who is an                    Chair since 2001.
         independent  director,  disclose  the identity
         of the  independent  Chair  or Lead  Director,                    Robert  Wright  served as Lead  Director from 2000 to
         and    describe    his   or   her   role   and                    2008.  Mr.  Wright  retired  from the Board  when his
         responsibilities.  If the Board has  neither a                    term  expired at the annual  and  special  meeting of
         Chair that is independent  nor a Lead Director                    shareholders  of  the  Corporation  in  2008.  Warren
         that is  independent,  describe what the Board                    Seyffert,  an  independent  director,  was  appointed
         does   to   provide    leadership    for   its                    Lead Director on February 12, 2008.
         independent directors.
                                                                           A position description for the Lead Director has been
                                                                           developed  and approved by the Board.  Amongst  other
                                                                           things, the Lead Director is expected to:

                                                                           (a)  provide    leadership   to   ensure    effective
                                                                                functioning of the Board;

                                                                           (b)  lead in the assessment of Board performance;

                                                                           (c)  act as  an  effective liaison  between the Board
                                                                                and Management.
-------------------------------------------------------- ----------------- ------------------------------------------------------

-------------------------------------------------------- ----------------- ------------------------------------------------------
                                                           Teck Cominco
Disclosure Requirement under Form 58-101F1                  Compliance     Comments & Discussion

-------------------------------------------------------- ----------------- ------------------------------------------------------
    (g)  Disclose   the   attendance   record  of  each        Yes         Attendance  records are fully disclosed on page 10 of
         director for all Board meetings held since the                    this  Management   Proxy   Circular.   Directors  are
         beginning  of  the  issuer's   most   recently                    expected  to  attend  all  meetings  of the Board and
         completed financial year.                                         Board  committees  upon which they serve,  to come to
                                                                           such  meetings  fully  prepared,  and  to  remain  in
                                                                           attendance for the duration of the meetings.
-------------------------------------------------------- ----------------- ------------------------------------------------------
2.  Disclose the text of the Board's  written  mandate.        Yes         The  Board  of  Directors'  Mandate  is found in this
    If the Board does not have a written  mandate,  how                    Management Proxy Circular at Schedule B.
    the Board delineates its role and responsibilities.
-------------------------------------------------------- ----------------- ------------------------------------------------------
3.  (a)  Disclose   whether   or  not  the   Board  has        Yes         A position  description  for the Board and  Executive
         developed  written  position  descriptions for                    Committee   Chair  and  each  Board  Committee  Chair
         the  Chair   and  the  Chair  of  each   Board                    (which are attached to the relevant  Board  Committee
         committee.  If the  Board  has  not  developed                    Charters)  has been  developed  and  approved  by the
         written  position  descriptions  for the Chair                    Board and can be found on the  Corporation's  website
         and/or  the  Chair  of each  Board  committee,                    at www.teck.com.
         briefly  describe how the Board delineates the
         role  and   responsibilities   of  each   such
         position.
-------------------------------------------------------- ----------------- ------------------------------------------------------
    (b)  Disclose whether or not the Board and CEO have        Yes         A  written   position   description   for  the  Chief
         developed a written  position  description for                    Executive  Officer has been developed and approved by
         the  CEO.  If  the  Board  and  CEO  have  not                    the Board.
         developed such a position description, briefly
         describe how the Board delineates the role and                    The Chief Executive  Officer reports to the Board and
         responsibilities of the CEO.                                      has general supervision and control over the business
                                                                           and affairs of the Corporation. Amongst other things,
                                                                           the Chief Executive Officer is expected to:

                                                                           (a)  foster a corporate culture that promotes ethical
                                                                                practices,  encourages  individual integrity and
                                                                                fulfils social responsibility;

                                                                           (b)  develop and  recommend  to the Board a long-term
                                                                                strategy  and  vision for the  Corporation  that
                                                                                leads to creation of shareholder value;

                                                                           (c)  develop  and   recommend  to  the  Board  annual
                                                                                business  plans and  budgets  that  support  the
                                                                                Corporation's long-term strategy; and

                                                                           (d)  consistently strive to achieve the Corporation's
                                                                                financial and operating goals and objectives.
-------------------------------------------------------- ----------------- ------------------------------------------------------

-------------------------------------------------------- ----------------- ------------------------------------------------------
                                                           Teck Cominco
Disclosure Requirement under Form 58-101F1                  Compliance     Comments & Discussion

-------------------------------------------------------- ----------------- ------------------------------------------------------
4.  (a)  Briefly describe what measures the Board takes        Yes         The Board  has  adopted  a New  Director  Orientation
         to orient new directors  regarding the role of                    Program designed to:
         the Board,  its  committees and its directors,
         and the nature and  operation  of the issuer's                    (a)  provide  each new  director  with a baseline  of
         business.                                                              knowledge about the Corporation  that will serve
                                                                                as a basis for informed decision-making;

                                                                           (b)  tailor the program for each new director, taking
                                                                                into  account  his or her  unique mix of skills,
                                                                                experience, education, knowledge and needs; and

                                                                           (c)  deliver  information  over a  period  of time to
                                                                                minimize the likelihood of overload and maximize
                                                                                the lasting educational impact.

                                                                           The orientation  program consists of a combination of
                                                                           written  materials,  one-on-one  meetings with senior
                                                                           management,  site  visits  and  other  briefings  and
                                                                           training as appropriate.
-------------------------------------------------------- ----------------- ------------------------------------------------------
    (b)  Briefly  describe what  measures,  if any, the        Yes         The  Board   recognizes  the  importance  of  ongoing
         Board  takes to provide  continuing  education                    director  education and the need for each director to
         for  its  directors.  If the  Board  does  not                    take personal  responsibility  for this  process.  To
         provide continuing education, describe how the                    facilitate ongoing education, the Corporation:
         Board ensures that its directors  maintain the
         skill and knowledge necessary for them to meet                    (a)  is  developing  a  directors'  intranet  site to
         their obligations as directors.                                        facilitate the exchange of views and published
                                                                                information;

                                                                           (b)  encourages presentations by internal and outside
                                                                                experts to the Board or Committees on matters of
                                                                                particular import or emerging significance;

                                                                           (c)  receives   regular   briefings   on  matters  of
                                                                                particular  interest  in  advance  of  scheduled
                                                                                board meetings; and

                                                                           (d)  participates  in case  studies  conducted by the
                                                                                emerging  leaders  of  the  Corporation  on  key
                                                                                issues affecting the Corporation.
-------------------------------------------------------- ----------------- ------------------------------------------------------
5.  (a) (i)   Disclose  whether  or not the  Board  has        Yes         The Board has adopted a Code of Ethics.  The complete
              adopted a written code for its directors,                    text  of  the  Code  of  Ethics,  as  well  as  other
              officers and employees.  If the Board has                    governance  related   documents,   can  be  found  at
              adopted a written  code,  disclose  how a                    www.teck.com  and  are  available  in  print  to  any
              person or  company  may  obtain a copy of                    shareholder who requests them.
              the written code.
-------------------------------------------------------- ----------------- ------------------------------------------------------

-------------------------------------------------------- ----------------- ------------------------------------------------------
                                                           Teck Cominco
Disclosure Requirement under Form 58-101F1                  Compliance     Comments & Discussion

-------------------------------------------------------- ----------------- ------------------------------------------------------
        (ii)  Describe    how   the   Board    monitors        Yes         Management  reports quarterly on the operation of the
              compliance with its code, or if the Board                    Corporation's   fraud   reporting   system   and  its
              does  not  monitor  compliance,   explain                    Whistleblower Hotline. Staff employees,  officers and
              whether  and  how  the  Board   satisfies                    directors  annually certify their compliance with the
              itself  regarding   compliance  with  its                    Code of Ethics.
              code.
-------------------------------------------------------- ----------------- ------------------------------------------------------
        (iii) If the Board has adopted a written  code,        Yes         The  Corporation  has not had  occasion  to file  any
              provide a cross-reference to any material                    such report.
              change  report filed since the  beginning
              of the issuer's most  recently  completed
              financial   year  that  pertains  to  any
              conduct  of  a  director   or   executive
              officer that constitutes a departure from
              the code.
-------------------------------------------------------- ----------------- ------------------------------------------------------
    (b)  Describe  any steps the Board  takes to ensure        Yes         Each  director  must  possess and exhibit the highest
         directors  exercise  independent  judgment  in                    degree of integrity,  professionalism  and values.  A
         considering  transactions  and  agreements  in                    director  who has a real  or  perceived  conflict  of
         respect  of  which  a  director  or  executive                    interest regarding any matter under  consideration is
         officer has a material interest.                                  required to advise the Board,  refrain from debate on
                                                                           the matter and abstain from voting on it.
-------------------------------------------------------- ----------------- ------------------------------------------------------
    (c)  Describe  any other  steps the Board  takes to        Yes         In   conjunction   with   the   introduction   of   a
         encourage  and  promote a culture  of  ethical                    Whistleblower   Hotline  in  2006,  the   Corporation
         business conduct.                                                 released  the  "Doing   What's   Right"   program  to
                                                                           reinforce  the  core  values  set out in the  Code of
                                                                           Ethics.  Those values will be continually  reinforced
                                                                           through our on-line  training  program  introduced in
                                                                           2007.
-------------------------------------------------------- ----------------- ------------------------------------------------------

-------------------------------------------------------- ----------------- ------------------------------------------------------
                                                           Teck Cominco
Disclosure Requirement under Form 58-101F1                  Compliance     Comments & Discussion

-------------------------------------------------------- ----------------- ------------------------------------------------------
6.  (a)  Describe   the  process  by  which  the  Board        Yes         The Corporate  Governance  and  Nominating  Committee
         identifies    new    candidates    for   Board                    (the "CG&N  Committee") is responsible for recruiting
         nomination.                                                       and  proposing  to the full  Board new  nominees  for
                                                                           directors.  The CG&N  Committee,  in the discharge of
                                                                           its duties:

                                                                           (a)  consults  with the  Board  and  Chief  Executive
                                                                                Officer and, on an ongoing basis, identifies the
                                                                                mix of expertise and qualities  required for the
                                                                                Board;

                                                                           (b)  assesses the  attributes  new  directors  should
                                                                                have for the appropriate mix to be maintained;

                                                                           (c)  in   consultation   with  the  Board  and  Chief
                                                                                Executive  Officer  and  on  an  ongoing  basis,
                                                                                maintains a database of potential candidates;

                                                                           (d)  has implemented a procedure to identify, with as
                                                                                much advance  notice as  practicable,  impending
                                                                                Board vacancies,  so as to allow sufficient time
                                                                                for recruitment and for introduction of proposed
                                                                                nominees to the existing Board;

                                                                           (e)  develops  a   "short-list"   of  candidates  and
                                                                                arranges  for each  candidate  to meet  with the
                                                                                CG&N  Committee,  the Board  Chair and the Chief
                                                                                Executive Officer;

                                                                           (f)  recommends  to the Board,  as a whole,  proposed
                                                                                nominee(s)  and arranges for their  introduction
                                                                                to as many Board members as practicable;

                                                                           (g)  ensures that prospective candidates are informed
                                                                                of the  degree  of  energy  and  commitment  the
                                                                                Corporation expects of its directors; and

                                                                           (h)  encourages  diversity in the  composition of the
                                                                                Board.

-------------------------------------------------------- ----------------- ------------------------------------------------------
    (b)  Disclose  whether  or  not  the  Board  has  a       Yes         The  Corporation  has a standing CG&N Committee.
         nominating   committee  composed  entirely  of
         independent  directors.  If the Board does not                   Each of the  four  directors  who  comprise  the CG&N
         have a nominating  committee composed entirely                   Committee is  independent.  Please refer to "Director
         of independent directors,  describe what steps                   Independence and Other Relationships" and the "Report
         the  Board  takes to  encourage  an  objective                   on  Corporate   Governance  and  Nominating  Matters"
         nomination process.                                              sections  of  this  Management   Proxy  Circular  for
                                                                           additional information.
-------------------------------------------------------- ----------------- ------------------------------------------------------

-------------------------------------------------------- ----------------- ------------------------------------------------------
                                                           Teck Cominco
Disclosure Requirement under Form 58-101F1                  Compliance     Comments & Discussion

-------------------------------------------------------- ----------------- ------------------------------------------------------
    (c)  If  the  Board  has  a  nominating  committee,        Yes         The  responsibilities,  powers and  operation  of the
         describe  the  responsibilities,   powers  and                    CG&N  Committee are set out in its Charter,  which is
         operation of the nominating committee.                            available   on   the    Corporation's    website   at
                                                                           www.teck.com. Pursuant to the CG&N Committee Charter,
                                                                           the purpose of the CG&N  Committee is to identify the
                                                                           individuals qualified to become members of the Board,
                                                                           to  recommend  to the Board  nominees for election to
                                                                           the Board at each annual meeting of  shareholders  or
                                                                           to fill vacancies on the Board and to address related
                                                                           matters.  Please  refer to the  "Report on  Corporate
                                                                           Governance  and Nominating  Matters"  section of this
                                                                           Management Proxy Circular for additional information.
-------------------------------------------------------- ----------------- ------------------------------------------------------
7.  (a)  Describe   the  process  by  which  the  Board        Yes         Director and officer  compensation  is established on
         determines the  compensation  for the issuer's                    the advice of independent consultants, with a view to
         directors and officers.                                           establishing target compensation at the median of the
                                                                           applicable  comparator  group.  Please  refer  to the
                                                                           "Compensation   Discussion   and  Analysis"  and  the
                                                                           "Director  Compensation"  sections of this Management
                                                                           Proxy Circular, as well as the response to 7(d) below
                                                                           for additional information.
-------------------------------------------------------- ----------------- ------------------------------------------------------
    (b)  Disclose  whether  or  not  the  Board  has  a        Yes         The   Corporation   has   a   standing   Compensation
         Compensation  Committee  composed  entirely of                    Committee.  Each of the four  directors  who comprise
         independent  directors.  If the Board does not                    the  Compensation  Committee is  independent.  Please
         have   a   Compensation   Committee   composed                    refer  to  the  "Director   Independence   and  Other
         entirely of  independent  directors,  describe                    Relationships"   and  "Compensation   Discussion  and
         what  steps  the  Board  takes  to  ensure  an                    Analysis"  sections of this Management Proxy Circular
         objective   process   for   determining   such                    for additional information.
         compensation.
-------------------------------------------------------- ----------------- ------------------------------------------------------
    (c)  If the  Board  has a  Compensation  Committee,        Yes         The  responsibilities,  powers and  operation  of the
         describe  the  responsibilities,   powers  and                    Compensation  Committee  are set out in its  Charter,
         operation of the Compensation Committee.                          which is  available on the  Corporation's  website at
                                                                           www.teck.com.  Pursuant to the Compensation Committee
                                                                           Charter, the purpose of the Compensation Committee is
                                                                           to carry out the Board's responsibility for:

                                                                           (a)  executive  compensation  (including  policy  and
                                                                                programs);

                                                                           (b)  Management development and succession;

                                                                           (c)  Board  compensation; and

                                                                           (d)  broadly  applicable   compensation  and  benefit
                                                                                programs.  Please  refer  to  the  "Compensation
                                                                                Discussion   and   Analysis"   section  of  this
                                                                                Management   Proxy   Circular   for   additional
                                                                                information.
-------------------------------------------------------- ----------------- ------------------------------------------------------

-------------------------------------------------------- ----------------- ------------------------------------------------------
                                                           Teck Cominco
Disclosure Requirement under Form 58-101F1                  Compliance     Comments & Discussion

-------------------------------------------------------- ----------------- ------------------------------------------------------
    (d)  If a  compensation  consultant or advisor has,        Yes         In 2008, the Compensation  Committee retained the Hay
         at  any  time  since  the   beginning  of  the                    Group  to  advise  them  on the  compensation  of the
         issuer's  most  recently  completed  financial                    Chief   Executive   Officer.    Hay   Group   is   an
         year,  been retained to assist in  determining                    independent  consultant  having no other  significant
         compensation   for   any   of   the   issuer's                    consulting   relationship   with   the   Corporation.
         directors and officers,  disclose the identity                    Mercer's  has  provided  human  resources  consulting
         of  the  consultant  or  advisor  and  briefly                    services  for  the  Corporation.  Management  and the
         summarize  the  mandate  for  which  they have                    Committee  will continue to use Mercer's  survey data
         been  retained.  If the  consultant or advisor                    to  benchmark   the  salary,   bonus  and  long  term
         has been  retained  to perform  any other work                    compensation of the named executive officers.
         for the  issuer,  state that fact and  briefly
         describe the nature of the work.
-------------------------------------------------------- ----------------- ------------------------------------------------------
8.  If the Board has standing committees other than the       Yes         The Board has an Executive  Committee to enable it to
    Audit,   Compensation  and  Nominating  committees,                   react quickly to emerging issues and opportunities; a
    identify  the   committees   and   describe   their                   Pension  Committee to assist in the  oversight of the
    function.                                                             governance  and  management of its pension  plans;  a
                                                                           Reserves  Committee to provide enhanced  oversight of
                                                                           the  Corporation's  policies  and  management  of its
                                                                           mineral and oil reserves and resources; and an Safety
                                                                           and  Sustainability  Committee  to  review  corporate
                                                                           policies,  procedures and performance with respect to
                                                                           these important matters.
-------------------------------------------------------- ----------------- ------------------------------------------------------
9.  Disclose  whether or not the Board,  its committees        Yes         Each  year   Board   members   complete   a  detailed
    and  individual  directors are  regularly  assessed                    questionnaire which:
    with   respect   to   their    effectiveness    and
    contribution.    If   assessments   are   regularly                    (a)   provides for quantitative  ratings of their and
    conducted,   describe  the  process  used  for  the                          the Board's performance in key areas; and
    assessments.   If  assessments  are  not  regularly
    conducted,  describe how the Board satisfies itself                    (b)   seeks  subjective  comment  in  each  of  those
    that it, its committees,  and individual  directors                          areas.
    are performing effectively.
                                                                           The  questionnaire  is  administered by the Corporate
                                                                           Secretary  who  compiles  the  responses in a summary
                                                                           report.  The summary report and individual  responses
                                                                           are reviewed by the Lead  Director and then  reported
                                                                           to the  full  Board by the  CG&N  Committee.  Matters
                                                                           requiring  follow-up are  identified and action plans
                                                                           developed which are monitored by the CG&N Committee.
-------------------------------------------------------- ----------------- ------------------------------------------------------

                              TECK COMINCO LIMITED

                         PROXY - CLASS A COMMON SHARES
                           ANNUAL AND SPECIAL MEETING
                                 APRIL 22, 2009

          THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

         The undersigned shareholder of TECK COMINCO LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Warren S.R. Seyffert, a director of the Board of the Corporation or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 22, 2009 and any adjournment thereof. The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

         Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.       To  elect  as  directors  all  nominees  named  in  the   accompanying
         Management Proxy Circular.

                  FOR ______________         WITHHOLD VOTE _________


2. To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors' remuneration.

                  FOR ______________         WITHHOLD VOTE _________


3. To approve a special resolution authorizing an amendment to the Articles of the Corporation (i) to delete in their entirety the authorized but unissued Preferred Shares Series 1 and the authorized but unissued Preferred Shares Series 2, and (ii) to change the Corporation's name to Teck Resources Limited/Ressources Teck Limitee.

                  FOR ______________         AGAINST _________


         IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE ITEMS.

         THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

         A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.


         DATED this ______________ day of _________________, 2009.


____________________________________    _______________________________________
   Signature of Shareholder               (Number of Shares Represented)

                                                               (SEE NOTES OVER)

                                     - 2 -
VOTE BY MAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on the label below. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information. Have this form of Proxy available when you access the website at WWW.EPROXYVOTING.COM/TECK. You will be prompted to enter your 13-digit Control Number which is located below. You may also appoint a person other than the persons designated on this form of Proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or to the Corporate Secretary of the Corporation, at the Corporation's registered office located at Suite 3300 - 550 Burrard Street, Vancouver, B.C. V6C 0B3 or voted by internet at least 48 hours before the date of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.




                                                       Your  name  and  address
                                                       are shown as registered.
                                                       Please    notify    CIBC
                                                       Mellon Trust  Company of
                                                       any   change   in   your
                                                       address.

                       Control Number

                              TECK COMINCO LIMITED

                   PROXY - CLASS B SUBORDINATE VOTING SHARES
                           ANNUAL AND SPECIAL MEETING
                                 APRIL 22, 2009

          THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

         The undersigned shareholder of TECK COMINCO LIMITED (the "Corporation") hereby appoints Norman B. Keevil, Chairman of the Board of the Corporation, or failing him, Warren S.R. Seyffert, a director of the Board of the Corporation or failing him, Donald R. Lindsay, President and Chief Executive Officer, OR ALTERNATIVELY _________________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 22, 2009 and any adjournment thereof. The undersigned hereby acknowledges receipt of the accompanying Notice of Meeting and Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

         Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:

1.       To  elect  as  directors  all  nominees  named  in  the   accompanying
         Management Proxy Circular.

                  FOR ______________         WITHHOLD VOTE _________


2. To appoint PricewaterhouseCoopers LLP as Auditors and to authorize the directors to fix the Auditors' remuneration.

                  FOR ______________         WITHHOLD VOTE _________


3. To approve a special resolution authorizing an amendment to the Articles of the Corporation (i) to delete in their entirety the authorized but unissued Preferred Shares Series 1 and the authorized but unissued Preferred Shares Series 2, and (ii) to change the Corporation's name to Teck Resources Limited/Ressources Teck Limitee.

                  FOR ______________         AGAINST _________



         IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE CORPORATION AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE ITEMS.

         THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS OR HER DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

         A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT OF THE CORPORATION.


         DATED this ______________ day of _________________, 2009.


____________________________________    _______________________________________
   Signature of Shareholder               (Number of Shares Represented)

                                                               (SEE NOTES OVER)

                                     - 2 -
VOTE BY MAIL:

This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on the label below. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

VOTE BY INTERNET:

To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information. Have this form of Proxy available when you access the website at WWW.EPROXYVOTING.COM/TECK. You will be prompted to enter your 13-digit Control Number which is located below. You may also appoint a person other than the persons designated on this form of Proxy by following the instructions provided on the website.

By resolution of the directors, proxies to be used at the Meeting must be deposited with the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M5A 4K9 or if by hand, 320 Bay Street, Banking Hall Level, Toronto, Ontario or to the Corporate Secretary of the Corporation, at the Corporation's registered office located at Suite 3300 - 550 Burrard Street, Vancouver, B.C. V6C 0B3 or voted by internet at least 48 hours before the date of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.





                                                       Your  name  and  address
                                                       are shown as registered.
                                                       Please    notify    CIBC
                                                       Mellon Trust  Company of
                                                       any   change   in   your
                                                       address.

                       Control Number

         TECK COMINCO LIMITED                      REQUEST FOR FINANCIAL
                                                        STATEMENTS

Dear Shareholder:                          TO: CIBC Mellon Trust Company

As  a  non-registered  shareholder  of     Please    add   my    name   to   the
TECK COMINCO LIMITED, you are entitled     Supplemental  Mailing  List  for TECK
to  receive  our   interim   financial     COMINCO  LIMITED  and  send me  their
statements,      annual      financial     financial   statements  as  indicated
statements,  or  both.  If you wish to     below:
receive them,  please either  complete
and return this card by mail or submit     INTERIM FINANCIAL STATEMENTS      [_]
your   request   online  (see  address     ANNUAL FINANCIAL STATEMENTS       [_]
below).  Your name will then be placed
on  the   Supplemental   Mailing  List     (Please Print)
maintained  by our Transfer  Agent and
Registrar, CIBC Mellon Trust Company.      Name ______________________________

As long as you remain a non-registered Address ___________________________ shareholder, you will receive this
card each year and will be required to     ___________________________________
renew your  request  to receive  these
financial statements.  If you have any     ___________________________________
questions about this procedure, please
contact CIBC Mellon  Trust  Company by     Postal Code/Zip Code ______________
phone  at   1-800-387-0825   or  (604)
688-4330   or  at  www.cibcmellon.com/
InvestorInquiry.

WE   ENCOURAGE   YOU  TO  SUBMIT  YOUR
REQUEST ONLINE AT WWW.CIBCMELLON.COM/
FINANCIALSTATEMENTS.
OUR COMPANY CODE NUMBER IS 7330A.

NOTE:  Do not return this card by mail
if you  have  submitted  your  request
online.

    NOTICE TO REGISTERED SHAREHOLDERS REGARDING INTERIM FINANCIAL STATEMENTS
                AND CONSENT TO ELECTRONIC DELIVERY OF DOCUMENT

DEAR SHAREHOLDER,

As a registered shareholder of Teck Cominco Limited ("Teck"), you are entitled to receive our interim financial statements. If you wish to receive these financial statements, please complete the bottom of this notice and return to our Transfer Agent and Registrar, CIBC Mellon Trust Company, by facsimile, mail
or      by      submitting       your      request       electronically       at
WWW.CIBCMELLON.COM/INVESTORINQUIRY. Your name will then be added to the mailing list maintained by CIBC Mellon Trust Company. Please be assured that if you do not elect to receive our financial statements you will still receive annually our Notice of Annual Meeting, Management Proxy Circular and a Proxy Form.

If you elect to receive either our annual financial statements, interim financial statements or both your election will be effective until you notify CIBC Mellon Trust Company of a change to your election. You may change your election with respect to the financial statements at any time by contacting CIBC Mellon Trust Company at the address noted below. We will send you a similar election notice each year.

In addition if you wish to receive delivery of certain of Teck's corporate documents via the Internet rather than by mail, please check that preference on the bottom of this notice or enrol online at WWW.CIBCMELLON.COM/ELECTRONICDELIVERY.

FINANCIAL STATEMENTS ELECTION NOTICE

To:  CIBC Mellon Trust Company                  (PLEASE PRINT)
     PO Box 7010                                Name  __________________________
     Adelaide Street Postal Station
     Toronto, ON  M5C 2W9                       Address ________________________
     Canada
     Fax:  (416) 643-3135                       ________________________________
     ELECTRONICALLY:  WWW.CIBCMELLON.COM/
                      INVESTORINQUIRY           ________________________________

                                                Postal/Zip Code ________________
I wish to receive interim financial
statements of Teck Cominco Limited:             Country  _______________________

                                                Email Address __________________


I understand that this election notice will be effective until I notify CIBC Mellon Trust Company of a change in my election and that I may change my election at any time by contacting CIBC Mellon Trust Company at the address noted above.

CHECK ONE:

   [_]   By Mail
   [_] By electronic delivery. I have read and understood the terms of this Consent set forth on the reverse side of this notice and I consent to the electronic delivery of the Documents indicated in Item 1 on the reverse side of this notice.

                                                              (See Reverse Side)

           TERMS AND CONDITIONS FOR ELECTRONIC DELIVERY OF DOCUMENTS

TECK COMINCO LIMITED ("Teck") has implemented an electronic delivery program under which you, as a shareholder, would be notified that Teck's interim financial statements, annual report and other corporate information is available on the Teck's website at www.teck.com.

If you consent to electronic delivery, a notification will be sent to you confirming when Teck has implemented its electronic delivery program.

With your consent, Teck will be able to make the information available to you electronically instead of sending you the information by mail. To enable Teck to provide increased convenience to shareholders, benefit the environment and reduce costs, Teck encourages its shareholders to take advantage of the electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to our transfer agent, CIBC Mellon Trust Company by fax 416-643-5501 or mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. Teck encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the enclosed Supplemental Mail List Return Card and return it to CIBC Mellon Trust Company. You do not have to complete the consent form below.

TO:  TECK COMINCO LIMITED

1. I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive may include:

     >    Teck's Interim Financial Report
     >    Teck's Annual Report (including Annual Financial Statements and MD&A)
     > Notice of Teck's Annual or Special Meeting of Shareholders and related Management Proxy Circular
     >    Teck's Supplemental Mailing List Return Card

2. I understand and agree that Teck will notify me when a document which I am entitled to receive is available on their website www.teck.com once Teck has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Teck may determine.

3. I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4. I understand and agree that:

     >    Any e-mail  notice or other  notification  will not contain an actual document
     > Any e-mail notice or other notification will contain Teck's web address (or a hyperlink) identifying where a document is located by entering Teck's web address into my web browser, I can access, view, download, and print a document from my computer
     > The system requirements to view and download a document will be specified in Teck's website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF) the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com

5. I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling Teck at 604-699-4000; sending Teck a fax at 604-699-4729; sending Teck an e-mail to info@teck.com or by sending a request in writing by mail to Teck Cominco Limited, Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3.

6.   I understand and agree that:

     > At any time and without giving me advance notice, Teck may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
     > If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me, and
     > If my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

7. I understand that Teck will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8. I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Teck by telephone: 604-699-4000, fax: 604-699-4729, email: info@teck.com or mail: Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Teck and they must actually receive and acknowledge my notification for my request to be effective.

9. I understand that I am not required to consent to electronic delivery.

I am a security holder of Teck Cominco Limited. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

                       NOTICE TO BENEFICIAL SHAREHOLDERS
                     REGARDING QUARTERLY AND ANNUAL REPORTS
                 AND CONSENT TO ELECTRONIC DELIVERY OF DOCUMENT

DEAR SHAREHOLDER,

As a non-registered shareholder of Teck Cominco Limited ("Teck"), you are entitled to receive our annual financial statements, interim financial statements or both. If you wish to receive these financial statements, please either complete and return this notice by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a non-registered shareholder, your will receive this card each year and will be required to renew your request to receive these financial statements. If you have an questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at WWW.CIBCMELLON.COM/INVESTORINQUIRY.

We  encourage  you  to  submit  your  request  online  at   WWW.CIBCMELLON.COM/
FINANCIALSTATEMENTS. Our Company code number is 7330A

FINANCIAL STATEMENTS ELECTION NOTICE

To:  CIBC Mellon Trust Company                  (PLEASE PRINT)
     PO Box 7010                                Name  __________________________
     Adelaide Street Postal Station
     Toronto, ON  M5C 2W9                       Address ________________________
     Canada
     Fax:  (416) 643-3135                       ________________________________
     ELECTRONICALLY:  WWW.CIBCMELLON.COM/
                      INVESTORINQUIRY           ________________________________

                                                Postal/Zip Code ________________
Please add my name to the  Supplemental
Mailing List for Teck Cominco  Limited          Country ________________________
and send me their financial statements
As indicated below:                             Email Address __________________

   [_]   Annual Financial Statements            ________________________________
   [_]   Interim Financial Statements


CHECK ONE:

   [_]   By Mail
   [_] By electronic delivery. I have read and understood the terms of this Consent set forth on the reverse side of this notice and I consent to the electronic delivery of the Documents indicated in Item 1 on the reverse side of this notice.

                                                              (See Reverse Side)

           TERMS AND CONDITIONS FOR ELECTRONIC DELIVERY OF DOCUMENTS

TECK COMINCO LIMITED ( "Teck") has implemented an electronic delivery program under which you, as a shareholder, would be notified that Teck's interim financial statements, annual report and other corporate information is available on Teck's website at www.teck.com.

If you consent to electronic delivery, a notification will be sent to you confirming when Teck has implemented its electronic delivery program.

With your consent, Teck will be able to make the information available to you electronically instead of sending you the information by mail. To enable Teck to provide increased convenience to shareholders, benefit the environment and reduce costs, Teck encourages its shareholders to take advantage of the electronic delivery program. If you would like to take advantage of this electronic delivery program, you must complete the consent form below and return it to our transfer agent, CIBC Mellon Trust Company by fax 416-643-5501 or mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. Teck encourages you to read the consent form carefully so that you understand the terms under which electronic delivery is made. If you would like to continue receiving these documents by mail, simply complete the enclosed Supplemental Mail List Return Card and return it to CIBC Mellon Trust Company. You do not have to complete the consent form below.

TO:  TECK COMINCO LIMITED

1. I consent to receiving all documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive may include:

     >    Teck's Interim Financial Reports
     >    Teck's Annual Report (including Annual Financial Statements and MD&A)
     > Notice of Teck's Annual or Special Meeting of Shareholders and related Management Proxy Circular
     >    Teck's Supplemental Mailing List Return Card

2. I understand and agree that Teck will notify me when a document which I am entitled to receive is available on their website www.teck.com once Teck has filed the documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Teck may determine.

3. I acknowledge that access to Internet e-mail and the world wide web is required for me to access a document electronically and I confirm that I have such access.

4. I understand and agree that:

     >    Any e-mail  notice or other  notification  will not contain an actual document
     > Any e-mail notice or other notification will contain Teck's web address (or a hyperlink) identifying where a document is located by entering Teck's web address into my web browser, I can access, view, download, and print a document from my computer
     > The system requirements to view and download a document will be specified in Teck's website; currently a document distributed electronically will be in Adobe's Portable Document Format (PDF) the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's web site at www.adobe.com

5. I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling Teck at 604-699-4000; sending Teck a fax at 604-699-4729; sending Teck an e-mail to info@teck.com or by sending a request in writing by mail to Teck Cominco Limited, Suite 3300-550 Burrard Street, Vancouver, B.C., V6C 0B3.

6. I understand and agree that:

     > At any time and without giving me advance notice, Teck may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
     > If a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me, and
     > If my e-mail address is found to be invalid, a paper copy of the document will be mailed to me.

7. I understand that Teck will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting to the website.

8. I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time, by notifying Teck by telephone: 604-699-4000, fax: 604-699-4729, email: info@teck.com or mail: Suite 3300 - 550 Burrard Street, Vancouver, B.C., V6C 0B3. I understand that if I change my e-mail address or revoke or modify my consent, I must notify Teck and they must actually receive and acknowledge my notification for my request to be effective.

9. I understand that I am not required to consent to electronic delivery.

I am a security holder of Teck Cominco Limited. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.